Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CHINDEX INTERNATIONAL, INC.,

HEALTHY HARMONY HOLDINGS, L.P.

and

HEALTHY HARMONY ACQUISITION, INC.

Dated as of February 17, 2014

i

 (Continued)

 (Continued)

 (Continued)

EXHIBITS

Exhibit A-1	-	Rollover Investors
Exhibit A-2	-	Form of Support Agreement
Exhibit A-3	-	Form of Guarantee
Exhibit B	-	Certificate of Incorporation of the Surviving Corporation
Exhibit C	-	By-Laws of the Surviving Corporation
Exhibit D	-	Form of Amendment to Rights Plan
Exhibit E	-	Form of Significant Stockholder Parent Voting Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 17, 2014, by and among Chindex International, Inc., a Delaware corporation (the “Company”), Healthy Harmony Holdings, L.P., a Cayman Islands limited partnership (“Parent”), and Healthy Harmony Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, a transaction committee (the “Transaction Committee”) of the Company Board (as defined in Section 1.1), the Company Board (acting upon the affirmative recommendation of the Transaction Committee) and the respective Boards of Directors of Parent and Merger Sub have determined that it is advisable and fair to, and in the best interests of, their respective stockholders for Parent to acquire the Company by means of the merger of Merger Sub with and into the Company, with the Company continuing as a wholly-owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and the General Corporation Law of the State of Delaware, as amended (“DGCL”);

WHEREAS, the Transaction Committee, the Company Board (acting upon the affirmative recommendation of the Transaction Committee) and the respective Boards of Directors of Parent and Merger Sub have approved and declared advisable this Agreement, including all the terms and conditions set forth herein, all the Transactions (as defined in Section 1.1.), including the Merger, and have approved the agreements and arrangements referred to in Section 5.8 of the Parent Disclosure Schedule (as defined below) (in the case of the Transaction Committee and the Company Board for purposes of Section 203 of the DGCL);

WHEREAS, the Transaction Committee and the Company Board (acting upon the affirmative recommendation of the Transaction Committee) have approved Parent, Merger Sub and the other Affiliates of Parent each becoming an “interested stockholder” (as defined in Section 203 of DGCL) of the Company in connection with the Support Agreement (as defined below);

WHEREAS, the Transaction Committee and the Company Board (acting upon the affirmative recommendation of the Transaction Committee) have resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, each of the Company, Parent and Merger Sub desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the consummation thereof;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each stockholder of the Company whose name is set forth on Exhibit A-1 hereto (the “Rollover Investors”) is entering into the support agreement in respect of such percentage of the Shares (as defined in Section 4.2(a)) beneficially owned by such stockholder as indicated on Exhibit A-1 hereto, the form of which is attached as Exhibit A-2 hereto (the “Support Agreement”); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) each of TPG Asia VI, L.P., a Cayman Islands limited partnership (“Sponsor”), and Fosun Industrial Co., Limited, a corporation organized under the laws of Hong Kong (“Significant Stockholder”), has executed a limited guarantee, the form of which is attached as Exhibit A-3 hereto, in favor of the Company with respect to certain of the obligations of Parent and Merger Sub under this Agreement (each, a “Guarantee”) and (b) each of Sponsor and Significant Stockholder has executed an equity financing commitment letter (each, an “Equity Commitment Letter”) in favor of Parent, pursuant to which, subject to the terms and conditions therein, each of Sponsor and Significant Stockholder has committed to invest in Parent the amount set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1.  Certain Definitions.  As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Alternative Proposal).

“Affiliate” has the meaning assigned to that term in Rule 12b-2 under the Exchange Act.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise; provided, however, that (i) Significant Stockholder and its Affiliates shall not be deemed to be Affiliates of the Company and (ii) Sponsor and Significant Stockholder and their respective Affiliates shall be deemed Affiliates of Parent and Merger Sub.

“Alternative Proposal” means any offer, proposal or indication of interest, as the case may be, by any Person (or group of Persons) (other than Parent and Merger Sub) that relates to (i) a transaction or series of transactions (including any merger, consolidation, recapitalization, reorganization, liquidation or other direct or indirect business combination) involving the issuance or acquisition of Shares or other equity securities of the Company representing twenty percent (20%) or more of the outstanding capital stock of the Company (other than the Transactions), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person, together with all Affiliates thereof, becoming the beneficial owner of Shares or other equity securities of the Company representing twenty percent (20%) or more of the outstanding capital stock of the Company, (iii) the acquisition, license or purchase by any Person or group of Persons (other than the Company and the Company Subsidiaries), or any other disposition by the Company or any Company Subsidiary, of twenty percent (20%) or more (based on the fair market value thereof) of the consolidated assets of the Company (including the equity securities of any Company Subsidiary) and the Company Subsidiaries, taken as a whole (other than the Transactions) or (iv) any combination of the foregoing.

“AML” means the Anti-Monopoly Law of China of August 1, 2008, as amended.

“Associate” has the meaning assigned to that term in Rule 12b-2 under the Exchange Act.

“Business Day” means a day other than Saturday or Sunday or any other day on which banks in New York City or Beijing, China are required to or may be closed.

“Certificate of Merger” means the certificate of merger with respect to the Merger to be filed with the Secretary of State.

“China” means the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company.

“Company Credit Agreements” means (i) that certain Amendment and Restatement Agreement to RMB Loan Agreement, dated as of November 30, 2011, which amended and restated the RMB Loan Agreement dated as of October 10, 2005 by and among Beijing United Family Health Center and Shanghai United Family Hospital, Inc., as borrowers, and International Finance Corporation, as lender (including each transaction document referenced therein), (ii) that certain Loan Agreement, dated as of March 7, 2013, by and between Beijing United Family Hospital Co., Ltd., as borrower, and International Finance Corporation, as lender (including each transaction document referenced therein), and (iii) that certain Loan Agreement dated as of March 7, 2013, by and between Beijing United Family Hospital Co., Ltd., as borrower, and DEG – Deutsche Investitions und Entwicklungsgesellschaft mbH, as lender (including each transaction document referenced therein).

“Company Equity Plans” means, collectively, the Chindex International, Inc. 1994 Stock Option Plan, the Chindex International, Inc. 2004 Stock Incentive Plan and the Chindex International, Inc. 2007 Stock Incentive Plan, each as amended to date.

“Company Material Adverse Effect” means any effect, event, development, fact, circumstance, occurrence or change (any such item, an “Effect”) that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the assets and liabilities (taken as a whole), business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or delay in any material respect the Company and the Company Subsidiaries from consummating the Merger or any of the other Transactions; provided, however, solely with respect to clause (i) above, that none of the following, either alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect:  (1) any Effect after the date of this Agreement to the extent arising out of or relating to (x) (A) economic, credit, financial or securities market conditions in the United States of America, China or any other country in which the Company or any of the Company Subsidiaries has business operations, including changes in prevailing interest rates or currency rates or (B) legal, tax, regulatory, political or business conditions in the United States of America, China or any other country in which the Company or any of the Company Subsidiaries has business operations, or (y) acts of terrorism or sabotage, the outbreak, escalation or worsening of hostilities (whether or not pursuant to the declaration of a national emergency or war by a U.S., Chinese or other Governmental Entity), man-made disasters, natural disasters (including hurricanes, typhoons, cyclones, tornados, volcano eruptions, tsunamis, pandemics, earthquakes, floods and mudslides) or Acts of God, (2) any adverse Effect after the date of this Agreement to the extent arising out of or relating to factors, conditions, trends or other circumstances generally affecting the operation of hospitals and clinics in China, (3) any adverse Effect to the extent arising out of or resulting from the execution and delivery of this Agreement or the announcement, pendency or consummation of any of the Transactions (including the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates or any communication by Parent or any of its Affiliates regarding its or their plans or intentions with respect to the conduct of the business or assets of the Company or any of the Company Subsidiaries), including (A) any loss of existing employees, consultants or independent contractors, (B) any loss of, or reduction in business by or revenue from, existing customers, (C) any disruption in or loss of suppliers, distributors, partners or similar third parties with whom the Company or any of the Company Subsidiaries has any relationship, (D) any litigation brought or threatened to be brought by any stockholder(s) of the Company (or any of their respective Affiliates) in connection with this Agreement, any of the Transactions or any agreement or arrangement referred to in Section 5.8 of the Parent Disclosure Schedule, or (E) the absence of any consents, waivers or approvals relating to any of the Transactions from any Governmental Entity or other Person, or any other adverse Effect to the extent resulting from or relating to change of control or similar provisions contained in Contracts to which the Company or any Company Subsidiary is a party (provided that the provisions of clauses (B) and (E) shall not apply to the representations and warranties set forth in Section 4.4 or the satisfaction of the condition in Section 7.2(b) insofar as it relates to Section 4.4), (4) in and of itself, any change in the market price or trading volume of the Company’s securities (it being understood that any underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect (taking into account the other exceptions set forth in this definition), (5) any adverse Effect to the extent arising out of or relating to any change in Law (including Laws relating to the provision of healthcare services or the operation of hospitals or clinics), GAAP, regulatory accounting requirements or interpretations thereof that apply to the Company or any of the Company Subsidiaries (including the proposal or adoption of any new law, statute, code, ordinance, rule or regulation, or any change in the interpretation or enforcement of any existing law, statute, code, ordinance, rule or regulation), (6) in and of itself, any failure by the Company to meet analysts’ expectations or to meet any internal or published estimates, expectations, projections, forecasts, guidance or revenue or earnings predictions for any period ending prior to, on or after the date of this Agreement, or any change or publicly announced prospective change in any financial strength rating or any other recommendation or rating as to the Company or any of the Company Subsidiaries by analysts (it being understood that any underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect (taking into account the other exceptions set forth in this definition), (7) any reasonable costs or expenses incurred or accrued by the Company or any of the Company Subsidiaries in connection with this Agreement or any of the Transactions, (8) any adverse Effect arising out of or relating to any Proceeding brought against the Company or any of the Company Subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacity as officers or directors or the Company or any Company Subsidiary) by any stockholder(s) of the Company (or any of their respective Affiliates or Associates) before any Governmental Entity, or any judgment, disposition, development or other state of facts with respect to any such Proceeding pending as of the date of this Agreement, (9) any adverse Effect to the extent arising out of or resulting from any action(s) taken, or failure(s) to take action, by Parent or Merger Sub in breach of this Agreement, (10) any adverse Effect to the extent arising out of or resulting from any action(s) taken by the Company or any Company Subsidiary that is expressly required to be taken by the Company or such Company Subsidiary pursuant to this Agreement, or failure(s) to take any action by the Company or any Company Subsidiary that is expressly prohibited by this Agreement (provided that any Effect to the extent arising out of or resulting from the performance of, or compliance with, the Company’s or any Company Subsidiary’s obligations under Section 6.1 shall not be considered for purposes of this clause (10), except to the extent such Effect arises out of or results from (x) any action taken by the Company or any Company Subsidiary that (a) is described in Section 6.1 and (b) was taken at Parent’s written request or (y) the failure by the Company or any Company Subsidiary to take any action that is prohibited by Section 6.1 if Parent fails to give its consent to such action after a written request therefor pursuant to Section 6.1 was given by the Company a reasonable time in advance), (11) any adverse Effect to the extent arising out of or resulting from any action(s) taken at the written request of Parent by the Company or any Company Subsidiary; provided that any Effect referred to in the foregoing clauses (1), (2), (3) and (5) shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such Effect has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other companies in the healthcare industry (or more specifically, the operation of hospitals and clinics in China) and (12) any adverse Effect to the extent arising out of or resulting from the Restructuring (as defined in the Company Disclosure Schedule).

“Company Subsidiary” means any Subsidiary of the Company.

“Company’s Knowledge” or “Company Knowledge” means the actual knowledge, without investigation, of Roberta Lipson, Lawrence Pemble, Robert Low, Ming Xie, Brent Johnson, David Rutstein, Sylvia Pan, Emery Brautigan and Walter Xue.

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 18, 2013, between the Company and TPG Global, LLC.

“Contract” means any oral or written contract, agreement, lease, instrument or other legally binding contractual commitment.

“Disclosure Schedule” means the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be.

“Environmental Law” means any and all applicable China or non-China Law relating to (i) environmental matters, (ii) the generation, use, storage, transportation or disposal of Hazardous Materials or (iii) occupational safety and health, industrial hygiene, handling and disposal of medical waste or the protection of human health or safety, in any manner applicable to any Company Subsidiary as related to exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean with respect to any entity, any other entity that, together with such first entity, would be treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including all rules and regulations promulgated thereunder.

“Excluded Holder” shall mean (i) holders of shares of Class B Common Stock, (ii) Parent or Merger Sub, (iii) any officers or directors of the Company (other than the members of the Transaction Committee), (iv) the Rollover Investors, any Additional Rollover Stockholders and any other Persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (v) any Affiliates or Associates of any of the foregoing.  The Transaction Committee shall make any and all determinations regarding the identity of Excluded Holders, which determinations shall be binding, absent manifest error.

“GAAP” means United States generally accepted accounting principles.

“Governmental Approvals” means Company Required Governmental Approvals and Parent Required Governmental Approvals.

“Governmental Entity” means any foreign, federal, state, provincial, county or local court, administrative or regulatory agency or commission or any other governmental authority or instrumentality.

“Government Official” means any (i) employee or official of a national or local government, instrumentality of government (e.g., state-owned or state-controlled enterprise, government agency or government advisor) or public international organization (e.g., the World Bank); (ii) political party or party official; or (iii) candidate for political office.

“Hazardous Materials” means (i) any petroleum, hazardous or toxic petroleum-derived substance or petroleum product, flammable or explosive material, radioactive materials, asbestos in any form that is or is reasonably likely to become friable, urea formaldehyde foam insulation, or polychlorinated biphenyls (PCBs); or (ii) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under any Laws.

“Intellectual Property” means all trade secrets, know-how and inventions and all patents and patent applications with respect thereto, all trademarks and service marks and all registrations and applications for registration thereof, all copyrights and registrations and applications for registration thereof, and all Internet domain name registrations.

“Law” means (i) any federal, state, local, provincial, foreign, multinational or international law, statute, constitution, treaty, code, ordinance, rule, regulation, principle of common law or civil law; (ii) any interpretation, notice or measure published by regulatory authorities which are generally applicable; or (iii) any judgment, order, writ, decree or injunction.

“Lien” means any lien, pledge, mortgage, deed of trust, encumbrance, claim, security interest, transfer restriction and, with respect to securities, in addition to the foregoing, rights of first offer or refusal, limitation on voting rights or similar restrictions.

“Material Company Subsidiary” means any Company Subsidiary that is a “significant subsidiary” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act) of the Company.

“MOFCOM” means the Ministry of Commerce of China.

“Parent’s Knowledge” means the actual knowledge, without investigation, of John Viola and Ronald Cami.

“Permits” means all authorizations, licenses, approvals, certificates, franchises, registrations and permits granted by or obtained from any Governmental Entity or pursuant to any Law.

“Permitted Liens” means (i) Liens for Taxes or other charges by Governmental Entities not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP to the extent required, (ii) mechanics’, carriers’, workers’, repairers’, and similar Liens arising or incurred in the ordinary course of business, (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) purchase money Liens arising in the ordinary course of business, (v) zoning, planning, entitlement and other land use and environmental regulations by Governmental Entities, (vi) with respect to Owned Real Property, any matters disclosed in title reports (or other reports with respect to title insurance) delivered or made available to Parent prior to the date of this Agreement in the electronic data room prepared by the Company or otherwise delivered or made available by the Company to Parent, and all Liens of record, (vii) with respect to leasehold interests, Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without the consent of the lessee, (viii) Liens in favor of the Company or any Company Subsidiary securing intercompany borrowing by any Company Subsidiary, (ix) non-exclusive licenses of Intellectual Property, (x) Liens set forth on Section 4.8 of the Company Disclosure Schedule, (xi) Liens disclosed in the SEC Documents, (xii) Liens (other than Liens securing indebtedness for borrowed money) that are not, individually or in the aggregate, material in amount or would not, individually or in the aggregate, reasonably be expected to materially impair the value, marketability or utility of or continued use and operation of the assets to which they relate, (xiii) Liens arising under the Company Credit Agreements, (xiv) Liens discharged prior to the Effective Time and (xv) such other Liens for amounts not in excess of $200,000 individually or in the aggregate.

“Person” shall be construed as broadly as possible and shall include an individual or natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Entity.

“Proceeding” means any action, claim, arbitration, audit, assessment, hearing, investigation, prosecution, litigation, mediation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Real Property Lease” means any agreement under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant or occupant.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials into the environment.

“Representatives”, when used with respect to any Person, means such Person’s officers, directors, employees, agents, advisors and other representatives (including any investment banker, financial advisor, attorney or accountant retained by or on behalf of such Person or any of the foregoing).

“Rights Plan” means the Rights Agreement, dated as of June 7, 2007, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1 to Rights Agreement, dated as of November 4, 2007, and Amendment No. 2 to Rights Agreement, dated as of June 8, 2010, and as the same may be further amended in accordance with its terms.

“RMB” means Renminbi, the lawful currency of China.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Secretary of State of the State of Delaware.

“Securities Act” means the Securities Act of 1933, as amended, including all rules and regulations promulgated thereunder.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, joint venture or other organization, whether incorporated or unincorporated, (i) of which at least a majority of the securities or other ownership interests having by their terms voting power to elect a majority of the board of directors, or others performing similar functions with respect to such corporation or other organization, is beneficially owned or controlled, directly or indirectly, by such Person or by any one or more of its Subsidiaries (as defined in the preceding clause), or by such Person and one or more of its Subsidiaries or (ii) of which such Person controls through Contracts.  For the avoidance of doubt, all of the Persons listed in Section 4.2(b) of the Company Disclosure Schedule shall be deemed to constitute Subsidiaries of the Company.

“Superior Proposal” means any bona fide written Alternative Proposal (provided, that for purposes of this definition, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Alternative Proposal shall be fifty percent (50%) rather than twenty percent (20%)), which (on its most recently amended or modified terms, if amended or modified) the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) determine in good faith (after consultation with the Company’s financial advisor and outside counsel), would constitute a transaction that is more favorable to the Company’s stockholders (other than Parent and its Affiliates, Merger Sub and its Affiliates, the Rollover Investors and the Additional Rollover Stockholders), from a financial point of view, than the Merger, taking into account, among other things, (i) the terms of such Alternative Proposal, (ii) any revisions to the terms of this Agreement proposed by Parent in response to such Alternative Proposal or otherwise, and (iii) any legal, financial, regulatory, timing, financing, conditionality (i.e., closing conditions), likelihood of enforcement issues, likelihood of consummation and other aspects of such Alternative Proposal and the Merger (including the Person(s) making such Alternative Proposal, any termination fee and expense reimbursement provisions and any stockholder litigation in connection with the Merger) which the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) deem relevant.

“Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, social security, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Entity, together with any interest, penalty or addition to tax imposed with respect thereto.

“Tranche C Convertible Notes” means the Company’s Tranche C Convertible Notes due 2017 that were issued pursuant to the Securities Purchase Agreement, dated November 7, 2007, between the Company and Magenta Magic Limited.

“Transactions” means, collectively, all of the transactions contemplated hereby, including the Merger.  For the avoidance of doubt, references herein to the Transactions or to any of the Transactions shall not be deemed to include or mean any agreement or arrangement (if any) referred to in Section 5.8 of the Parent Disclosure Schedule.

Section 1.2.  Certain Other Definitions.  The following terms are defined in the respective Sections of the Agreement indicated:

Term	Section

Additional Rollover Agreements	Section 3.1(f)
Additional Rollover Stockholders	Section 3.1(f)
Agreement	Preamble
Anti-Corruption Laws	Section 4.10(a)
Balance Sheet	Section 4.5(b)
Balance Sheet Date	Section 4.5(b)
Benefit Plan	Section 4.11(b)
Benefit Plans	Section 4.11(b)
Capital Expenditure Budget	Section 6.1(b)
Certificate	Section 3.1(c)
Change in Recommendation	Section 6.2(d)
Closing	Section 2.2
Closing Date	Section 2.2
Co-Invest Awards	Section 3.4(c)
Company	Preamble
Company By-Laws	Section 4.1(b)
Company Certificate	Section 4.1(b)
Company Disclosure Schedule	Article IV
Company Option	Section 3.4(a)
Company Required Governmental Approvals	Section 4.4(a)
Company Stockholder Approvals	Section 4.3(a)
Company Termination Fee	Section 8.3(a)(y)
Cut-Off Date	Section 6.2(b)
DGCL	Recitals
Dissenting Shares	Section 3.3
Effect	Section 1.1
Effective Time	Section 2.3
End Date	Section 8.1(b)(ii)
Environmental Claim	Section 4.14(a)
Equity Commitment Letter	Recitals
Equity Financing	Section 5.5
Excluded Person	Section 6.2(b)
FCPA	Section 4.10(a)
Guarantee	Recitals
Indemnified Liabilities	Section 6.7(a)
Indemnified Parties	Section 6.7(a)
Indemnified Party	Section 6.7(a)
Indemnifying Party	Section 6.7(f)
Indemnity Proceeding	Section 6.7(a)
Insurance Policies	Section 4.15
Intervening Event	Section 2.6(a)(ii)
Leased Real Property	Section 4.8(a)
Material Contracts	Section 4.12(a)
Merger	Recitals
Merger Consideration	Section 3.1(c)
Merger Sub	Preamble
MOFCOM Filing	Section 8.1(k)
Money Laundering Laws	Section 4.20
Morgan Stanley	Section 4.18
NASDAQ	Section 4.4(a)
Operating Subsidiary	Section 4.12(a)(xii)
Parent	Preamble
Parent Disclosure Schedule	Article V
Parent Material Adverse Effect	Section 5.1

Parent Required Governmental Approvals	Section 5.3(a)
Parent Termination Fee	Section 8.3(c)
Paying Agent	Section 3.2(a)
Preferred Shares	Section 4.2(a)
Proxy Statement	Section 2.6(a)(i)
Requisite Company Stockholder Approval	Section 4.3(a)
Requisite Significant Stockholder Stockholder Approval	Section 7.1(e)
Restricted Stock	Section 3.4(b)
Returns	Section 4.9(a)
Rollover Investors	Recitals
RSUs	Section 3.4(b)
Sarbanes-Oxley Act	Section 4.5(d)
Schedule 13E-3	Section 2.6(c)
SEC Documents	Section 4.5(a)
SEC Financial Statements	Section 4.5(b)
Shares	Section 4.2(a)
Significant Stockholder	Recitals
Significant Stockholder Parent	Section 7.1(e)
Significant Stockholder Parent Stockholders’ Meeting	Section 7.1(e)
Social Insurance	Section 4.11(k)
Solicitation Period End Time	Section 6.2(a)
Specific Agreements	Section 4.12(a)(xii)
Sponsor	Recitals
Stockholders’ Meeting	Section 2.6(a)(iii)
Superior Proposal Agreement	Section 6.2(d)(y)
Support Agreement	Recitals
Surviving Corporation	Section 2.1
Takeover Statutes	Section 4.17(a)
Transaction Committee	Recitals
Transaction Litigation	Section 6.12
Transfer Taxes	Section 6.14
Unaffiliated Company Stockholder Approval	Section 4.3(a)
Voting Agreement	Section 8.1(i)

ARTICLE II
THE MERGER

Section 2.1.  The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time, (i) Merger Sub shall be merged with and into the Company in accordance with the provisions of Section 251 of the DGCL, and the separate existence of Merger Sub shall cease and (ii) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the DGCL.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, powers, privileges and franchises of Merger Sub shall vest in the Company as the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.  The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Merger Sub in order to carry out and effectuate the Transactions.  The Surviving Corporation shall thereafter be responsible and liable for all the liabilities and obligations of the Company and Merger Sub.

Section 2.2.  Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, at 10:00 a.m., local time, on a date designated by the Company which is reasonably satisfactory to Parent, which shall be as soon as practicable, but not later than ten (10) Business Days, after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature must be satisfied on the Closing Date but subject to the satisfaction or waiver of those conditions on the Closing Date), or at such other place, time and date as the parties hereto shall agree.  The date on which the Closing occurs is hereinafter referred to as the “Closing Date”).

Section 2.3.  Effective Time.  Subject to the terms and conditions of this Agreement, as soon as practicable during the Closing, Merger Sub and the Company shall cause the Merger to be consummated by filing all necessary documentation, including the filing by the Company of the Certificate of Merger with the Secretary of State as provided in Sections 103 and 251 of the DGCL.  The Merger shall become effective at the time that the Certificate of Merger is duly filed with the Secretary of State, or such later time as is agreed upon by the parties hereto and specified in the Certificate of Merger in accordance with the DGCL.  The time when the Merger becomes effective is hereinafter referred to as the “Effective Time”.

Section 2.4.  Certificate of Incorporation and By-Laws of the Surviving Corporation.  At the Effective Time, the Certificate of Incorporation and By-Laws of the Company shall be amended in their entirety to read as set forth in Exhibit B and Exhibit C hereto, respectively, and as so amended, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable Law (subject to Section 6.7(b) of this Agreement).

Section 2.5.  Directors and Officers of the Surviving Corporation.  The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation.

Section 2.6.  Stockholders’ Meeting.

(a)                 Subject to the terms and conditions of this Agreement (including the rights of the Company under Sections 6.2 and 8.1(c)), the Company shall:

(i)            as soon as reasonably practicable following the date of this Agreement, prepare and file with the SEC, a preliminary proxy statement (such proxy statement, as amended and supplemented, the “Proxy Statement”) relating to the Transactions and this Agreement and use its commercially reasonable efforts to (x) obtain and furnish the information required to be included by the Exchange Act in the Proxy Statement and, after consultation with Parent, Merger Sub and their counsel, to respond promptly to any comments received from the SEC with respect to the preliminary Proxy Statement and request that the SEC staff confirm that it has no further comments, (y) cause to be mailed to the Company’s stockholders a definitive Proxy Statement, a copy of this Agreement or a summary thereof and a copy of Section 262 of the DGCL (relating to appraisal rights) no later than the fifth (5th) Business Day after the later of (1) the date that the SEC staff confirms that it has no further comments and (2) the Significant Stockholder Parent Stockholders’ Meeting having been duly called and (z) subject to the proviso in Section 2.6(a)(ii), obtain the requisite vote of its stockholders in favor of the adoption of this Agreement;

(ii)            include in the Proxy Statement the recommendation referred to in Section 4.3(b); provided, however, that such recommendation may be withdrawn, modified or amended, in each case (x) in accordance with the provisions of Section 6.2(d) or (y) other than in connection with an Alternative Proposal, if the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) shall have determined in good faith (after consultation with the Company’s outside counsel) that, as a result of a development or change in circumstances that occurs or arises after the date of this Agreement that was not known to the Transaction Committee prior to the date of this Agreement (an “Intervening Event”), the failure to do so would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law; provided that the Company shall have provided the Parent three (3) Business Days’ prior written notice advising Parent that it intends to take such action and specifying in reasonable detail the reason for such action; and

(iii)            as soon as reasonably practicable following the clearance of the Proxy Statement by the SEC, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of considering and voting on the adoption of this Agreement; provided, however, that, notwithstanding any provision of this Agreement to the contrary, (1) the Stockholders’ Meeting shall not be convened or held before the receipt of the Requisite Significant Stockholder Stockholder Approval and (2) the Company shall be permitted to delay or postpone convening the Stockholders’ Meeting, or adjourn the Stockholders’ Meeting beyond the time that the Stockholders’ Meeting would otherwise be held, (v) with the consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (w) for the absence of a quorum, (x) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with the Company’s outside counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders’ Meeting, (y) to allow additional solicitation of votes in order to obtain the Company Stockholder Approvals or (z) to allow reasonable additional time to permit Significant Stockholder to obtain the Requisite Significant Stockholder Stockholder Approval.

(b)                The Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Proxy Statement.  The Company shall give Parent, Merger Sub and their counsel a reasonable opportunity to review and comment upon the Proxy Statement prior to each filing of any version thereof with the SEC (including any preliminary version thereof), and the Company shall reasonably consider in good faith all comments reasonably proposed by Parent and its counsel; provided, that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as practicable.  The Company shall provide Parent, Merger Sub and their counsel, promptly after receipt thereof, with copies of any written comments, requests or other material communications the Company or its counsel receives from time to time from the SEC or its staff with respect to the Proxy Statement, and with copies of any written responses to and telephonic notification of any material verbal responses received from the SEC or its staff by the Company or its counsel with respect to the Proxy Statement.  The Company shall give Parent a reasonable opportunity to review and comment on any amendments or supplements to the Proxy Statement in response to such comments, requests or other communications from the SEC or its staff, and on any other proposed amendments or supplements, and the Company shall reasonably consider in good faith all comments reasonably proposed by Parent with respect thereto; provided, that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as practicable.  If, at any time prior to the adoption of this Agreement by the Company’s stockholders, the Company shall become aware of the occurrence of any event or other circumstance relating to it or any of the Company Subsidiaries as to which an amendment or supplement to the Proxy Statement shall be required, the Company shall promptly prepare and mail to its stockholders such amendment or supplement.  The Company shall not mail the Proxy Statement, or any amendment or supplement thereto, without (i) reasonable advance consultation with Parent, Merger Sub and their counsel, (ii) giving Parent, Merger Sub and their counsel a reasonable opportunity to review and comment thereon and (iii) considering in good faith all comments reasonably proposed by them.

(c)                 In connection with the filing of the Proxy Statement, the Company, Parent and Merger Sub will cooperate to (A) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC the Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Merger and the other Transactions (the “Schedule 13E-3”), and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (B) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response, (C) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (D) use their respective reasonable best efforts to have cleared by the SEC the Schedule 13E-3, and (E) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Stockholders’ Meeting.

(d)                The Company agrees that the information relating to the Company and the Company Subsidiaries contained in the Proxy Statement or the Schedule 13E-3 (to the extent such information was provided by the Company for inclusion therein), at the respective times that the applicable document is filed with the SEC and (if applicable) first mailed or otherwise disseminated to stockholders of the Company and, in addition, in the case of the Proxy Statement and the Schedule 13E-3, at the date it or any amendment or supplement thereto is mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e)                 Parent shall provide the Company with the information concerning Parent, Merger Sub and their respective Affiliates required to be included in the Proxy Statement and the Schedule 13E-3 and shall update or supplement any information provided by it for use in the Proxy Statement which shall have become false or misleading.  Parent agrees that the information relating to Parent, Merger Sub and their respective Affiliates contained in the Proxy Statement or the Schedule 13E-3 (to the extent such information was provided by Parent or Merger Sub for inclusion therein, as updated or supplemented), at the respective times that the applicable document is filed with the SEC and first mailed or otherwise disseminated to stockholders of the Company and at the date it or any amendment or supplement thereto is mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f)                  Parent and Merger Sub shall, at the Stockholders’ Meeting, vote, or cause to be voted, all Shares owned by any of Parent, Merger Sub and any other controlled Affiliate of Parent as well as all Shares for which Parent or Merger Sub have voting power under the Support Agreement (as executed on the date of this Agreement without any amendments thereto) (in the case of the Shares held by Significant Stockholder, subject to the receipt of the Requisite Significant Stockholder Stockholder Approval) in favor of the approval and adoption of this Agreement.

Section 2.7.  FIRPTA Certificate.  Immediately prior to the Closing, the Company shall deliver a certificate signed by an authorized officer of the Company to the effect that that the Company is not, and has not been at any time during the five years preceding the Closing Date, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h).

ARTICLE III
CONVERSION OF SECURITIES; TREATMENT OF COMPANY OPTIONS AND RESTRICTED STOCK

Section 3.1.  Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any share of capital stock of the Company, Parent or Merger Sub:

(a)                 Common Stock of Merger Sub.  Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

(b)                Cancellation of Certain Shares.  All Shares that are issued and outstanding immediately prior to the Effective Time and owned by any of Parent, Merger Sub and any other Subsidiary of Parent, including each Share contributed to Parent by the Rollover Investors in accordance with the Support Agreement and each Share contributed to Parent by the Additional Rollover Stockholders in accordance with the Additional Rollover Agreements (if any), and all Shares held in the treasury of the Company or owned by any Company Subsidiary shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)                 Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled in accordance with Section 3.1(b) and any Dissenting Shares) shall be converted into the right to receive $19.50 in cash, payable to the holder thereof in accordance with this Article III without interest (the “Merger Consideration”), upon surrender and exchange of a Certificate.  All such Shares when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (a “Certificate”) that immediately prior to the Effective Time represented any such outstanding Share (other than any Dissenting Share) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Certificate in accordance with Section 3.2.

(d)                Certain Adjustments.  Without limiting the other provisions of this Agreement, if, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.

(e)                 Rollover.  Immediately prior to the Effective Time, it is contemplated that the Rollover Investors shall contribute the Shares owned by them to Parent pursuant to the Support Agreement and the Additional Rollover Stockholders shall contribute the Shares owned by them to Parent pursuant to the Additional Rollover Agreements (if any), as the case may be. Subsequent to the receipt by Parent of the Shares from the Rollover Investors or the Additional Rollover Stockholders (if any), such Shares shall be automatically cancelled, by virtue of the Merger, in accordance with Section 3.1(b).

(f)                  Additional Rollover Shares.   From the date of this Agreement until the date that is two (2) Business Days prior to the date of the Stockholders’ Meeting, Parent may from time to time enter into one or more rollover agreements, on the same terms and conditions as the terms and conditions set forth in the Support Agreement (other than any terms and conditions set forth in Sections 9, 10 and 16 or as otherwise agreed by the Company (the “Additional Rollover Agreements”), pursuant to which no more than fifty (50) employees of the Company as agreed between Parent and the Company (the “Additional Rollover Stockholders”) agree to contribute to Parent, subject to the terms and conditions therein, the number of Shares set forth in such agreements.

Section 3.2.  Exchange of Certificates.

(a)                 Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company (the “Paying Agent”) reasonably acceptable to the Company to act as paying agent for the payment of the Merger Consideration in accordance with this Article III, pursuant to an agreement providing for the matters set forth in this Section 3.2 and such other matters as may be appropriate and the terms of which shall be mutually acceptable to Parent and the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for the benefit of holders of Certificates, funds sufficient to pay the aggregate Merger Consideration payable upon conversion of Shares pursuant to Section 3.1(c).  For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no stockholder of the Company shall perfect any right to appraisal of his, her or its Shares.  If for any reason (including losses) such funds are inadequate to pay all amounts to which holders of Shares shall be entitled under Section 3.1(c), Parent shall promptly deposit or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.  Such funds shall not be used for any purpose other than as set forth in this Article III, and shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation solely in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated at least P-1 by Moody’s Investors Service, Inc. or A-1 by Standard & Poor’s Corporation, (iv) money market funds substantially all assets of which consist of cash and the foregoing securities or obligations or (v) a combination of any of the foregoing.  Any net profit resulting from, or interest or income produced by, such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(b)                Exchange Procedures.  Promptly after the Effective Time, but in any event not more than three (3) Business Days after the Effective Time, Parent shall cause the Paying Agent to mail or otherwise deliver to each holder of record of a Certificate representing Shares which were converted pursuant to Section 3.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and shall be in such form and have such other customary provisions as Parent and the Company shall mutually agree) and (ii) instructions for use in effecting the surrender of each such Certificate in exchange for payment of the total amount of Merger Consideration that such holder is entitled to receive pursuant to this Agreement.  Upon proper surrender of a Certificate to the Paying Agent, together with the related letter of transmittal, duly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (subject to subsection (e) of this Section 3.2) for each Share formerly represented by such Certificate, to be mailed within five (5) Business Days of receipt of such Certificate and letter of transmittal by the Paying Agent, and the Certificate so surrendered shall forthwith be cancelled.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.  If payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment of such Merger Consideration that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid to the Paying Agent in advance any Tax required by reason of the payment of such Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has otherwise been paid or is not applicable.  Subject to Section 3.3, until surrendered as contemplated by this Section 3.2, each Certificate representing one or more Shares that were converted pursuant to Section 3.1(c) shall at all times after the Effective Time represent only the right to receive, in cash, the Merger Consideration (subject to subsection (e) of this Section 3.2) for each Share formerly represented by such Certificate as contemplated by this Section 3.2.

(c)                 Transfer Books; No Further Ownership Rights in Shares.  After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares on the records of the Company.  After the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law and, without limitation of the foregoing, subject to the Surviving Corporation’s obligation to pay any and all dividends with a record date prior to the Effective Time which may have been declared by the Company on Shares prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d)                 Termination of Fund; No Liability.  At any time following eighteen (18) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent for the payment of Merger Consideration and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled (subject to abandoned property, escheat or other similar Law) to look only to Parent and the Surviving Corporation, which shall thereafter act as the Paying Agent, as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificate, as determined pursuant to this Agreement.  Notwithstanding any provision of this Agreement to the contrary, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(e)                 Withholding Taxes. The right of any Person to receive payment or consideration payable upon surrender of a Certificate pursuant to the Merger will be subject to any applicable requirements with respect to the withholding of any Tax.  To the extent amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate(s) in respect of which the deduction and withholding was made and (ii) Parent shall, or shall cause the Surviving Corporation or the Paying Agent, as the case may be, to promptly pay over such withheld amounts to the appropriate Governmental Entity.

(f)                  Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, reasonably acceptable to the Paying Agent, by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Surviving Corporation, the delivery by such Person of a bond (in such amount as Parent or the Surviving Corporation may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the total amount of Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.

Section 3.3.  Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 3.1(b)) and which are held by holders who shall have complied with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall only be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until the applicable holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such holder’s rights to receive payment of the fair value of such holder’s Shares under Section 262 of the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the appraisal provided by Section 262 of the DGCL.  If, after the Effective Time, any such holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right or if a court of competent jurisdiction determines that such holder is not entitled to the appraisal provided by Section 262 of the DGCL, such Dissenting Shares shall thereupon be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest thereon.  The Company shall give Parent prompt written notice of any written demands for appraisal of Shares received by the Company under Section 262 of the DGCL, any withdrawal of any such demand and any other written demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to DGCL that relates to such demand, and shall give Parent the opportunity to participate in negotiations and Proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

Section 3.4.  Treatment and Satisfaction of Company Options and Unvested Restricted Stock.

(a)                 Stock Options. Each outstanding option (“Company Option”) to buy Shares (other than a Co-Invest Award) granted under any of the Company Equity Plans to any individual who is or was an employee, officer or director of, or consultant or advisor to, the Company, whether or not such Company Option is then exercisable and vested, shall be cancelled and, in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, pay to the holder of such Company Option or the agent designated by the holder, whether or not such Company Option is then exercisable and vested, an amount in cash (without interest) in respect thereof equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option and (y) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes).  The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) make all payments in accordance with this Section 3.4(a) promptly after (and in any event on the same Business Day as) the Effective Time.  All Company Options with a per Share exercise price greater than the Merger Consideration will be cancelled at the Effective Time and the holders of such Company Options will not have any right to receive any consideration in respect thereof.

(b)                Restricted Stock and RSUs. Restricted stock (“Restricted Stock”) and restricted stock units (“RSUs”) (other than Co-Invest Awards) granted under any of the Company Equity Plans to any individual who is or was an employee, officer or director of, or consultant or advisor to the Company that are not vested immediately prior to the Effective Time shall be fully vested and free of any forfeiture restrictions immediately prior to the Effective Time, whereupon the Shares represented thereby (net of any Shares withheld to cover applicable withholding and excise taxes) shall be converted into the right to receive in cash the Merger Consideration per Share in accordance with Section 3.1(c).  For the avoidance of doubt, for purposes of the immediately preceding sentence with respect to performance-based Restricted Stock and RSUs as to which the performance period has not yet been completed, the number of Shares represented thereby shall be equal to the number of Shares that the holder would have been eligible to receive had performance criteria applicable thereto been achieved at target levels.

(c)                 Co-Investment Awards.  Section 3.4(c) of the Company Disclosure Schedule designates the percentage and name of the applicable individual, as such schedule may be updated from time to time by Parent with the written consent of the applicable individual, of each tranche of Company Options, Restricted Stock and/or RSUs granted under any of the Company Equity Plans to a listed employee award holder and any Additional Rollover Stockholders (subject to the written consent of the applicable individual) that shall not be treated in accordance with Sections 3.4(a) and (b) of this Agreement, which percentage shall be rounded up to the nearest round number (collectively, “Co-Invest Awards”) and may be updated from time to time by Parent with the written consent of the applicable individual to identify the specific Company Options, Restricted Stock and/or RSUs that will be Co-Invest Awards.  As soon as reasonably practicable following the date of this Agreement, the Company (or any committee thereof administering the Company Equity Plans), shall adopt such resolutions or take such other actions as may be required to provide that, at the Effective Time, each Co-Invest Award that is outstanding and unexercised, if applicable, immediately prior to the Effective Time shall as of the Effective Time, except as otherwise agreed by an individual employee award holder and Parent, become fully vested and free of any forfeiture restrictions, if applicable, and cease to represent a right to Shares of the Company and be eligible to be assumed by Parent.  Parent shall assume all such Co-Invest Awards as of the Effective Time and convert each such Co-Invest Award as of the Effective Time into Parent awards.  It is intended that such conversion satisfy the requirements of Section 409A of the Code.  After the Effective Time, the Co-Invest Awards will otherwise continue to be subject to the same terms and conditions as were applicable to them immediately prior to the effective time and such additional terms and conditions as the Surviving Corporation and the holders of the Co-Invest Awards may agree in writing and as are permitted under the requirements of Section 409A of the Code.

Section 3.5.  Tax Effect.  The parties agree that (a) the reverse subsidiary merger of Merger Sub with and into the Company pursuant to this Article III shall be treated for Tax purposes as the acquisition of Shares by Parent for cash, and (b) the conversion or exchange of Shares held by the Rollover Investors for or into shares in Parent shall be treated as a contribution of such Shares pursuant to Section 721 of the Code.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the corresponding section or subsection of the disclosure schedule delivered by the Company to Parent and Merger Sub simultaneously with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), and (ii) as disclosed in the SEC Documents filed or furnished prior to the date of this Agreement (excluding “risk factors” and “forward-looking statements” sections); provided, that in no event shall any disclosure in such SEC Documents qualify or limit the representations and warranties in Sections 4.2(a), 4.3, 4.4(a) or 4.19 of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1.  Corporate Organization.

(a)                The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each Company Subsidiary is a corporation duly incorporated (or formed, as the case may be), validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except for the failure to have such power and authority or be in good standing as would not constitute, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and the Material Company Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not constitute, individually or in the aggregate, a Company Material Adverse Effect.  The Company has furnished to Parent a true and complete copy of the joint venture agreement or other organizational documents of each of the Company Subsidiaries organized and existing under the laws of China and such joint venture agreements or other organizational documents are valid and have been duly approved or registered (as required) by competent Governmental Entities of China.

(b)                The Company has furnished to Parent true and complete copies of the Company’s Certificate of Incorporation, as amended (the “Company Certificate”), and By-Laws, as amended (the “Company By-Laws”), as in effect as of the date of this Agreement.

Section 4.2.  Capitalization.

(a)                 The authorized capital stock of the Company consists of (i) 28,200,000 shares of Common Stock, par value $0.01 per share (the “Shares”), including 3,200,000 shares designated as Class B Common Stock, and (ii) 500,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Shares”).  At the close of business on February 7, 2014, (i) 18,096,138 Shares, including 1,162,500 shares of Class B Common Stock were issued and outstanding, (ii) no Preferred Shares were issued and outstanding and (iii) no Shares were held in the Company’s treasury.  At the close of business on February 7, 2014, there were outstanding Company Options to acquire a total of 1,074,489 Shares, 415,122 unvested shares of Restricted Stock and 339,928 unvested shares subject to RSUs.  All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.  As of the date of this Agreement, except (i) as provided in this Agreement and (ii) for the Company Options, Restricted Stock, RSUs and the rights issued by the Company under the Rights Plan, there are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any security of the Company to which the Company or any Company Subsidiary is a party, including any securities representing the right to purchase or otherwise receive any Shares.  Pursuant to the terms of the Tranche C Convertible Notes, all of the Tranche C Convertible Notes were converted into Shares prior to the date of this Agreement.  There are no outstanding phantom stock rights or stock appreciation rights granted by the Company to any Person.  There are no bonds, debentures, notes or other indebtedness of the Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters to which stockholders of the Company may vote.

(b)                 Section 4.2(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Material Company Subsidiary.  The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Material Company Subsidiaries, free and clear of any Liens, except for Liens imposed under federal, state or foreign securities Laws.  All such shares of capital stock or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.  Neither the Company nor any of the Material Company Subsidiaries has any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any security of any of the Material Company Subsidiaries, including any securities representing the right to purchase or otherwise receive any shares of capital stock of, or other equity interests in, any of the Material Company Subsidiaries.  There are no restrictions on the Company with respect to voting the stock of any Material Company Subsidiary.

(c)                 There are no outstanding contractual obligations to which the Company or any Company Subsidiary is a party (i) to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary or (ii) relating to the voting of any shares of capital stock of, or other equity interests in, the Company (except for Section 2.6(e)) or any Material Company Subsidiary.

(d)                 Except for the capital stock of the Company Subsidiaries, the Company does not own, directly or indirectly, any material amount of equity interests in any corporation, partnership, joint venture, trust or other Person.

Section 4.3.  Authority.

(a)                 Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.7, the Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions to be consummated by it, subject to the Company obtaining, prior to the Effective Time, (x) holders of a majority of the voting power of the outstanding Shares, voting as a single class (with each Share of Class B Common Stock entitled to six (6) votes and each other Share entitled to one (1) vote) (the “Requisite Company Stockholder Approval”), and (b) holders of a majority of the voting power of the outstanding Shares not owned, directly or indirectly, by any Excluded Holder, voting as a single class (with each Share of Class B Common Stock entitled to six (6) votes and each other Share entitled to one (1) vote) (the “Unaffiliated Company Stockholder Approval” and, together with the Requisite Company Stockholder Approval, the “Company Stockholder Approvals”), in the case of each of clauses (x) and (y), in accordance with Section 251 of the DGCL.  The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions to be consummated by it, have been duly authorized and approved by the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) and, except for the receipt of the Company Stockholder Approvals, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by it.  This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b)                 At meetings duly called and held, each of the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) has determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, and has adopted resolutions (i) approving, and declaring to be advisable, this Agreement, the Merger and the other Transactions to be consummated by the Company, (ii) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement at the Stockholders’ Meeting (it is understood that this clause (ii) is not intended to, and shall not, affect the Company’s rights under clause (y) of the proviso in Section 2.6(a)(ii), Section 6.2 or Section 8.1(c)) and (iii) approving for purposes of Section 203 of the DGCL the agreements and arrangements referred to in Section 5.8 of the Parent Disclosure Schedule.

Section 4.4.  Consents and Approvals; No Violations.

(a)                 Except for (i) the consents and approvals set forth in Section 4.4(a) of the Company Disclosure Schedule, (ii) the filing with the SEC of the Proxy Statement and the Schedule 13E-3, (iii) the filing of the Certificate of Merger with the Secretary of State and (iv) such other filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the AML and the applicable requirements of the NASDAQ Global Select Market (“NASDAQ”) (all of the foregoing, collectively, the “Company Required Governmental Approvals”), no consent or approval of, or filing, declaration or registration with, any Governmental Entity, which has not been received or made, is required to be obtained or made by the Company for the consummation by the Company of the Transactions to be consummated by it, other than such consents, approvals, filings, declarations or registrations that, if not obtained or made, would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(b)                 None of the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by it, and compliance by the Company with any of the terms and provisions of this Agreement, will (i) violate any provision of the Company Certificate or Company By-Laws or any of the similar organizational documents of any Material Company Subsidiary or (ii) assuming that the Company Stockholder Approvals and the Company Required Governmental Approvals are received or made, as the case may be, prior to the Effective Time, (x) violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets or (y) violate, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any Contract to which the Company or any Company Subsidiary is a party, or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets is bound, except, in the case of clause (ii) above, for such violations, losses of benefits, defaults, events, terminations, rights of termination or cancellation, accelerations or Lien creations as would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5.  SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)                 The Company has filed all reports, schedules, forms, proxy statements and registration statements with the SEC required to be filed by it pursuant to the Securities Act or the Exchange Act, in each such case from December 31, 2010 through the date of this Agreement (collectively, the “SEC Documents”).  As of their respective dates (or if subsequently amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), the SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and none of the SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Neither the Company nor any Company Subsidiary has listed its securities on any stock exchange in any jurisdiction, other than the Shares listed by the Company on NASDAQ.  No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.  As of the date of this Agreement, none of the SEC Documents are subject to outstanding comments in comment letters received by the Company from the SEC staff.

(b)                 The consolidated financial statements of the Company included in the SEC Documents (the “SEC Financial Statements”) have been prepared in accordance with GAAP (except as may be otherwise indicated therein or in the notes thereto and except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the Exchange Act), applied on a consistent basis during the periods involved, and (except as may be indicated therein or in the notes thereto or as subsequently amended or superseded by a filing prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of operations, statements of comprehensive income, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments and the absence of footnotes).  The unaudited consolidated balance sheet of the Company as of December 31, 2013 (the “Balance Sheet Date”) provided to Parent prior to the date of this Agreement (the “Balance Sheet”) and the unaudited consolidated income statement of the Company for the year ended December 31, 2013 provided to Parent prior to the date of this Agreement have been prepared in accordance with GAAP (except as may be otherwise indicated therein or in the notes thereto), applied on a consistent basis during the periods involved, and (except as may be indicated therein or in the notes thereto) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of, and for the period ended on, the Balance Sheet Date.

(c)                 Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations that would be required by GAAP to be reflected or reserved against in a consolidated balance sheet of the Company, except (i) for such liabilities and obligations reflected, reserved against or otherwise disclosed in the Balance Sheet (including the notes thereto), (ii) for such liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) for such liabilities and obligations incurred under this Agreement or in connection with the Transactions, (iv) for such liabilities and obligations addressed in any of the other representations or warranties made by the Company in this Agreement (disregarding any thresholds specified therein), (v) for such liabilities and obligations described in any Section of the Company Disclosure Schedule, and (vi) for such other liabilities and obligations as would not constitute, individually or in the aggregate, a Company Material Adverse Effect.  As of the date of this Agreement, there are no off-balance sheet arrangements to which the Company or any Company Subsidiary is a party required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been disclosed in the SEC Documents.

(d)                 The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  The management of the Company completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2012, and such assessment concluded that as of December 31, 2012 such controls were effective.  The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the Audit Committee of the Company Board (x) all significant deficiencies, if any, in the design or operation of internal control over financial reporting which are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize and report financial data and have identified to such auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, of which there is Company Knowledge and that involves management or other employees of the Company or any of the Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

(e)                 Since January 1, 2011, the Company has maintained and maintains a standard system of accounting established and administered in accordance with GAAP in all material respects.

(f)                  Since January 1, 2011, the Company has been and is in compliance with applicable listing and corporate governance rules and regulations of NASDAQ.

Section 4.6.  Absence of Certain Changes or Events.  Except as expressly contemplated by this Agreement, since January 1, 2013, no events have occurred which have constituted or would constitute, individually or in the aggregate, a Company Material Adverse Effect.  From January 1, 2013 to the date of this Agreement, the Company and the Company Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice.

Section 4.7.  Litigation.  There is no Proceeding (with respect to investigations, to the Company’s Knowledge) pending or, to the Company’s Knowledge, threatened in a writing delivered to the Company or any Company Subsidiary or their respective directors or officers, against the Company, any Company Subsidiary or any of their respective properties or assets or any of their respective officers or directors (in their capacity as officers or directors of the Company or any Company Subsidiary) before any Governmental Entity that would constitute, individually or in the aggregate, a Company Material Adverse Effect (excluding any Proceeding (or threatened Proceeding) concerning this Agreement, any of the Transactions or any agreement or arrangement referred to in Section 5.8 of the Parent Disclosure Schedule).  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity.

Section 4.8.  Real Property; Personal Property.

(a)                 Neither the Company nor any of the Company Subsidiaries own any real property.  The Company and/or one or more of the Company Subsidiaries, as applicable, enjoys peaceful and undisturbed possession of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary (collectively, including the improvements thereon, the “Leased Real Property”), in each case free and clear of all Liens other than Permitted Liens.

(b)                 All Leased Real Property which is in use, or partly in use, as a medical institution is under written lease contracts, and, to the Knowledge of the Company, the lessor has legal title to and has the right to lease such assets to the relevant Company Subsidiary.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary has the lawful right to use the Leased Real Property for its business and the Leased Real Property is fit to be so used.

(c)                 Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, there are no zoning or other applicable Laws in effect that would prevent or limit any Company Subsidiary from conducting its operations on the Leased Real Property as they are currently conducted.

(d)                Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, each Leased Real Property currently in use by any of the Company Subsidiaries has validly passed all relevant completion and acceptance tests necessary for the use of the relevant Leased Real Property by the relevant Company Subsidiary, including tests in respect of environmental protection, safety and fire control, and are capable of satisfying their intended operational purposes.

(e)                 There is no Proceeding (with respect to investigations, to the Company’s Knowledge), pending or, to the Company’s Knowledge, threatened in a writing delivered to the Company, any Company Subsidiary or their respective directors or officers that affects or is reasonably likely to affect any Leased Real Property or any part thereof, and no Company Subsidiary has, within the past two (2) years, received any notice, written or, to the Company’s Knowledge, oral, of the intention of any Governmental Entity to take or use all or any part thereof.

(f)                  Except (i) as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (ii) for the Real Property Leases and (iii) for Permitted Liens, none of the Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any Person (other than the Company or any Company Subsidiary) any right to the use or occupancy of such Leased Real Property or any part thereof.

(g)                Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

(h)                 To the Company’s Knowledge, there does not exist any condemnation, eminent domain or taking proceeding that affects any Leased Real Property that would constitute, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.9.  Taxes.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect:

(a)                 all Tax returns, reports, information disclosures and similar statements required to be filed by or on behalf of the Company or any of the Company Subsidiaries (collectively, the “Returns”) in accordance with applicable Law have been timely filed (taking into account any extensions);

(b)                 the Returns were prepared in accordance with applicable Law and, as of the times of filing, were true, correct and complete;

(c)                 the Company and the Company Subsidiaries have timely paid, withheld or made provision for all Taxes shown as due and payable on the Returns that have been filed or that are otherwise due and owing, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements;

(d)                 as of the date of this Agreement, there are no pending claims or claims threatened in a writing delivered to the Company, any Company Subsidiary or their respective directors or officers, nor are there any federal, state, local or foreign audits, examinations, or other Proceedings (with respect to investigations, to the Company’s Knowledge) pending with regard to any Taxes of the Company or any Company Subsidiary;

(e)                 there are no Liens with respect to any Taxes against the assets of the Company or any Company Subsidiary, other than Permitted Liens;

(f)                  none of the Company or any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable;

(g)                 the Company and each Company Subsidiary have withheld and collected all amounts required by Law to be withheld or collected, including sales and use Taxes and amounts required to be withheld for Taxes of employees, independent contractors, creditors, stockholders or other third parties, and, to the extent required, have timely paid over such amounts to the proper Governmental Entities;

(h)                 no claim that remains unresolved has been made in writing by any Governmental Entity in a jurisdiction in which the Company or a Company Subsidiary does not file Returns that the Company or such Company Subsidiary is, or may be, subject to taxation by that jurisdiction;

(i)                  neither the Company nor any Company Subsidiary has entered into any “closing agreement” under section 7121 of the Code, or other agreement with a Governmental Entity in respect of Taxes that remains in effect, including an agreement to waive or extend the statute of limitations with respect to any material Taxes or material Tax returns, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax returns of the Company or any Company Subsidiary is currently pending with any Governmental Entity, and no such ruling, relief or advice has been obtained since 2008;

(j)                  Schedule 4.9(j) of the Company Disclosure Schedule identifies every election that has been made on behalf of any Company Subsidiary under Treasury Regulations Section 301.7701-3(a) to adopt a U.S. federal tax classification other than the default classification, as well as the date of such election and the classification so elected;

(k)                 neither the Company nor any Company Subsidiary participates or has “participated” in any “listed transaction” as defined under Treasury Regulations Section 1.6011-4 or any tax shelter transaction in any other jurisdiction;

(l)                  neither the Company nor any Company Subsidiary will be required to include any item of income in (or exclude any item of deduction from) taxable income (or to otherwise recognize income for payments received in prior years) for any taxable period ending after the Closing Date as a result of any gain recognition agreement or “domestic use election” (or similar elections or agreements under foreign laws); and

(m)                since December 31, 2012, neither the Company nor any Company Subsidiary has incurred any liability for Taxes except in the ordinary course of business.

Section 4.10.  Compliance with Laws; Permits.

(a)                 Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in violation of any Law as in effect as of the date of this Agreement applicable to the Company or any of the Company Subsidiaries.  Each of the Company, the Company Subsidiaries and their respective directors, officers, employees and agents or other Persons acting under and with their express authorization have complied in all respects with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder (the “FCPA”), the Criminal Law of China, the Law on Anti-Unfair Competition of China or the Interim Rules on Prevention of Commercial Bribery of China, as amended (collectively, the “Anti-Corruption Laws”).

(b)                 Since January 1, 2009, none of the Company, any of the Company Subsidiaries or any of their respective directors, officers, employees and agents or other Persons acting under and with their express authorization have (a) established or maintained any fund of corporate monies or other properties not recorded on the Company’s books and records, (b) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (c) violated or operated in noncompliance with any applicable money laundering Law, anti-terrorism Law, anti-boycott regulations, export restrictions or embargo Law.  Without limiting the generality of the foregoing, since January 1, 2009, neither the Company, any of the Company Subsidiaries, nor their respective agents, employees or other Persons acting on their behalf, have taken any act in furtherance of a payment, offer, promise to pay, or authorization or ratification of a payment of any gift, money or anything of value to (i) a Government Official, or (ii) any Person or entity while knowing or having reasonable grounds to believe that all or a portion of that payment will be passed on to a Government Official, specifically to obtain or retain business or to secure an improper advantage in violation of the Anti-Corruption Laws.  Since January 1, 2009, the Company has received no allegation, and has conducted no internal investigation, related to a violation or potential violation of the Anti-Corruption Laws.  The Company does not have information that would lead a reasonable person to believe that there is a high likelihood that any Person has made any payment in violation of any Anti-Corruption Law on behalf of or for the benefit of the Company or any of the Company Subsidiaries since January 1, 2009.  There is no investigation of, or request for information from, the Company or the Company Subsidiaries by law enforcement officials regarding the Anti-Corruption Laws. The Company has established and continues to maintain reasonable internal controls and procedures intended to ensure compliance with the Anti-Corruption Laws, including an anti-corruption compliance policy.

(c)                 None of the Company, any of the Company Subsidiaries or any of their respective directors, executives or, to the Company’s Knowledge, agents is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.  Since January 1, 2009, the Company and the Company Subsidiaries have complied with all applicable Law regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personal information which is protected under applicable Law.  The Company and each Company Subsidiary have in place, and take steps reasonably designed to assure material compliance with its, privacy security policies and procedures.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries incorporated in China have complied in all respects with all applicable Laws of China related to foreign exchange.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries hold all Permits required for the conduct of their respective businesses as conducted on the date of this Agreement, (ii) such Permits are in full force and effect, (iii) none of the Company or any of the Company Subsidiaries is in material violation of any applicable Permit granted to it and (iv) no Proceeding (with respect to investigations, to the Company’s Knowledge) is pending by any Governmental Entity of which the Company or any Company Subsidiary has received written notice or, to the Company’s Knowledge, threatened in a writing delivered to the Company, any Company Subsidiary or their respective directors or officers by any Governmental Entity, seeking the revocation, limitation or nonrenewal of any such Permit.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of the Company Subsidiaries is in breach of or default under any such Permit or has received any written notice of any such breach or default.

Section 4.11.  Employee Benefits.

(a)                 As of the date of this Agreement, and since January 1, 2012, no employees of the Company or any of the Company Subsidiaries have been covered by a collective bargaining agreement, and, to the Company’s Knowledge, there have been no labor unions or other organizations representing or purporting to represent any employee of the Company or any of the Company Subsidiaries.  There are no organizing activities involving the Company or any Company Subsidiary pending with any labor organization or group of employees of the Company or any Company Subsidiary.  No collective bargaining agreement is being negotiated by the Company or any Company Subsidiary.  There is no strike, lockout, slowdown, work stoppage or threat thereof against the Company or any Company Subsidiary pending.

(b)                 Set forth in Section 4.11(b) of the Company Disclosure Schedule is a complete and correct list as of the date of this Agreement of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), each material stock purchase, severance, retention, employment, consulting, change-in-control, deferred compensation, profit sharing, health, life insurance, cafeteria, flexibility spending, dependent care, fringe benefit, paid time off, disability, severance, termination, retirement, pension, or supplemental retirement agreement, program, policy or arrangement, and each material bonus, incentive, vacation or other material employee benefit plan, agreement, program, policy or arrangement, in each case which is maintained or sponsored by the Company or any of the Company Subsidiaries or with respect to which the Company or any of the Company Subsidiaries is obligated to make any contributions or pursuant to which the Company or any of the Company Subsidiaries has any liability, direct or indirect or otherwise, on behalf of current or former employees, directors or consultants of the Company or any of the Company Subsidiaries.  All such plans, agreements, programs, policies and arrangements are hereinafter referred to collectively as the “Benefit Plans” and individually as a “Benefit Plan”.  For the avoidance of doubt, “Benefit Plans” shall not (i) include any such agreement with respect to any former employee of the Company or any of the Company Subsidiaries if, as of the date of this Agreement, the Company or Company Subsidiary, as applicable, has no further obligations under such agreement, and (ii) any statutory non-U.S. plan or arrangement with respect to which the Company or any of the Company Subsidiaries are obligated to make contributions or comply with under applicable Law.

(c)                With respect to each Benefit Plan, the Company has delivered or made available to Parent (i) a complete and correct copy of such plan or a summary of such plan (provided that for any employment agreements that are standard form agreements, the form, rather than each individual agreement, has been delivered or made available to Parent), (ii) the most recent unrevoked Internal Revenue Service determination letter, if applicable, (iii) the current summary plan description (including any amendments thereto), if applicable, (iv) the most recent actuarial valuation report, if applicable, (v) the most recent annual Form 5500, if applicable, (vi) any notices to or from any Governmental Entity relating to any compliance issues, and (vii) any related trust agreement, annuity or insurance contract or other funding instrument.  (For all purposes of this Agreement, references to the Company having made a document “available” to Parent shall be deemed to include the Company having made such document publicly available by filing it (or incorporating it by reference) as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 or any subsequent SEC Document.)

(d)                (i) Each Benefit Plan is and has been since January 1, 2012 operated and administered in accordance with its terms and the requirements of Law and (ii) to the Company’s Knowledge, no event has occurred and no condition exists with respect to any employee benefit plan or arrangement currently or previously maintained or contributed to by any ERISA Affiliate of the Company that could subject the Company, directly or indirectly, to a material liability under Code Section 412 or 430 or Title IV of ERISA, except for such noncompliance, event or condition that would not, individually or in the aggregate, constitute a Company Material Adverse Effect.  Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable Internal Revenue Service determination letter as to its qualification or is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, there are no existing and have not been any circumstances or events that have resulted or are likely to result in the revocation of any such determination letter or disqualification of any such Benefit Plan.

(e)                 Neither the Company nor any of the Company Subsidiaries makes contributions to, is obligated to make contributions to or has any material liability with respect to a “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA, a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(f)                  There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Company’s Knowledge, threatened in a writing delivered to the Company, any Company Subsidiary or their respective directors or officers, with respect to any Benefit Plan, other than any such actions, suits or claims that would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(g)                Except as otherwise contemplated under Section 3.4 of this Agreement, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions (either alone or in conjunction with any other event) will:  (i) increase any benefits otherwise payable under any Benefit Plan; (ii) result in any acceleration of the time of payment or vesting of any such benefits; or (iii) result in any payment (whether severance pay or otherwise) or benefit becoming due to, or with respect to, any current or former employee or director of the Company.

(h)                 No Benefit Plan is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides benefits to former employees of the Company, other than pursuant to Section 4980B of the Code or any other Law and there has been no written communication to any Person that would reasonably be expected to promise or guarantee any such retiree medical, health or life insurance or other retiree welfare benefits, except to the extent required by Section 4980B of the Code or any other Law.

(i)                   Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has violated any Law regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including Law relating to discrimination, employee benefits, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees.

(j)                   To the Company’s Knowledge, each of the Company Subsidiaries incorporated in China has entered into written labor Contracts with all of its employees.  Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, all Contracts relating to the employment of the employees of each Company Subsidiary are in accordance with all applicable Laws and on an arm’s length basis.

(k)                 Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, each of the Company Subsidiaries incorporated in China is in compliance in all material respects with any applicable Laws relating to its provision of any form of social insurance (including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance and pension benefits) and housing fund contributions (collectively, “Social Insurance”), and has made full contribution and payment of the Social Insurance for all of its respective employees in full compliance with all applicable Laws.

(l)                   To the Company’s Knowledge, each current and former employee of any Company Subsidiary, and each current and former agent, consultant and contractor of any Company Subsidiary, is, and has during the three (3) years prior to the date of this Agreement (during the period he or she carried out activities on behalf of the Company Subsidiary) been, validly qualified and has held all licenses and Permits required by applicable Law to conduct the activities he or she carried out on behalf of the relevant Company Subsidiary.  To the Company’s Knowledge, the employment of all the doctors or any other professionals engaging in the healthcare services by each of the Company Subsidiaries have been properly registered as required by all applicable Laws.

Section 4.12.  Contracts.

(a)                 Section 4.12(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Contract in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party or is otherwise bound that is of a type described below:

(i)            any Contract (x) relating to indebtedness for borrowed money (other than intercompany indebtedness) or a standby letter of credit or similar facility, or a capitalized lease (determined in accordance with GAAP) in excess of $100,000, or (y) pursuant to which the Company or any Company Subsidiary is a guarantor of any indebtedness for borrowed money in excess of $100,000;

(ii)           any Contract (x) granting to any Person a right of first refusal, right of first offer or similar preferential right to purchase any of the Company’s or any Company Subsidiary’s capital stock or assets or (y) except in the ordinary course of business consistent with past practice, (A) obligating the Company or any Company Subsidiary to sell to any Person any capital stock or assets with a value of greater than $500,000 or (B) pursuant to which the Company or any Company Subsidiary sold to any Person any capital stock or assets with a value of greater than $500,000 and continues to have any ongoing obligations;

(iii)         any Contract limiting, restricting or prohibiting the Company or any Company Subsidiary from operating hospitals or clinics, or conducting other business activities, anywhere in China or elsewhere in the world;

(iv)         any Contract with respect to any partnership entity or other joint venture entity in which the Company or any Company Subsidiary has an ownership interest (other than a Contract solely between the Company or a Company Subsidiary, on the one hand, and one or more Company Subsidiaries, on the other hand);

(v)          any Contract pursuant to which the Company or any Company Subsidiary (x) has an option, right or obligation to purchase any other business or material portion of a business on an ongoing basis (including by purchasing the assets or capital stock of another Person) in each case with a value of greater than $500,000 or (y) purchased any such business or material portion of a business with a value of greater than $500,000 and continues to have any ongoing obligations;

(vi)        without limitation of clause (v), any Contract that obligates the Company or any Company Subsidiary to make any earn-out payments based on future performance of an acquired business or assets;

(vii)       any Contract that (x) obligates the Company or any Company Subsidiary to make a loan or capital contribution to, or investment in excess of $100,000 in, any Person other than loans to the Company or any Company Subsidiary and advances to employees in the ordinary course of business consistent with past practice or (y) obligates the Company or any Company Subsidiary to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of $100,000;

(viii)      any Real Property Lease for which annual base rental payments exceed $150,000;

(ix)         any Contract relating to the purchase or sale of materials, supplies, goods, services or medical consumables, pursuant to which the Company or any Company Subsidiary is required to pay to any Person, or any Person is required to pay to the Company or any Company Subsidiary, an aggregate amount in excess of $200,000 per annum, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) calendar days or less;

(x)           any Contract relating to the purchase or sale of equipment, pursuant to which the Company or any Company Subsidiary is required to pay to any Person, or any Person is required to pay to the Company or any Company Subsidiary, an aggregate amount in excess of $600,000 per annum, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) calendar days or less;

(xi)          any Contract pursuant to which the Company or any Company Subsidiary (x) receives a license or other right to Intellectual Property from any other Person, pursuant to which the Company or any Company Subsidiary is required to pay to any Person an aggregate amount in excess of $50,000 per annum, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) calendar days or less or (y) grants a license or other rights to Intellectual Property to any other Person;

(xii)        any Contract which (x) provides the Company with effective control over any Company Subsidiary in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (y) provides the Company or any Company Subsidiary the right or option to purchase the equity interests in any Operating Subsidiary or (z) transfers economic benefits from any Operating Subsidiary to any other Company Subsidiary (the Contracts described in (x), (y) and (z), collectively, the “Specific Agreements”);

(xiii)       any Contract with any Governmental Entity;

(xiv)      any Contract with respect to the cooperation or similar arrangement between any Company Subsidiary and any public medical institution in China;

(xv)        any Contract with respect to management services provided by any Company Subsidiary to any medical institution in China;

(xvi)      any Contract with any healthcare insurance company under which the annual aggregate settlement amounts exceed RMB 1,800,000; and

(xvii)     any Contract which commits the Company or any Company Subsidiary to enter into any of the foregoing.

As used in this Agreement, the term “Material Contracts” means, collectively, (x) the Contracts referred to in clauses (i) through (xvii) above and (y) each other Contract (including all amendments thereto) that (A) has been filed as a “material contract” by the Company with the SEC as an exhibit to the SEC Documents as of the date of this Agreement pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act and (B) remains in effect as of the date of this Agreement.

(b)                 With respect to each Contract to which the Company or any Company Subsidiary is a party or is otherwise bound by, (i) neither the Company nor any of the Company Subsidiaries has breached, or is in default under, nor has any of them received written notice of breach or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Contract, (ii) to the Company’s Knowledge, no other party to such Contract has breached or is in default of any of its obligations thereunder, and (iii) such Contract is in full force and effect and is the valid and binding obligation of the Company and/or each Company Subsidiary party thereto and, to the Company’s Knowledge, each other party thereto, except in the case of clauses (i), (ii) and (iii) for such breaches, defaults or failures to be in full force and effect or the valid and binding obligation of any party or parties thereto that would not constitute, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Parent true and complete copies of all Material Contracts (including all amendments thereto) in effect as of the date of this Agreement.

Section 4.13.  Intellectual Property.  Each of the Company and the Company Subsidiaries owns all right, title and interest in and to, or otherwise possesses adequate licenses or other rights to use, all Intellectual Property necessary to conduct its business as conducted on the date of this Agreement, except where the failure to own or possess such rights would not constitute, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) no Proceeding (with respect to investigations, to the Company’s Knowledge) is pending or, to the Company’s Knowledge, threatened in a writing delivered to the Company, any Company Subsidiary or their respective officers or directors, claiming that (x) the Company or any Company Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person or (y) any Person has infringed, misappropriated or otherwise violated any Intellectual Property rights of the Company or any Company Subsidiary and (ii) to the Company’s Knowledge, there is no valid basis for any such Proceeding or position referred to in the foregoing clause (i)(x).

Section 4.14.  Environmental Matters.

(a)                 There are no Proceedings (with respect to investigations, to the Company’s Knowledge) arising under any Environmental Law (each, an “Environmental Claim”) that (i) are pending before any Governmental Entity or, to the Company’s Knowledge, threatened in a writing delivered to the Company or any Company Subsidiary, against the Company, any Company Subsidiary or their respective directors or officers and (ii) seek to impose, or are reasonably expected to result in the imposition of, any liability or obligation on the Company or any of the Company Subsidiaries, with such exceptions as would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

(b)                 Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is, and has been since January 1, 2011, in compliance with all Environmental Laws, (ii) each of the Company and the Company Subsidiaries holds all Permits under Environmental Laws as required for the conduct of its business as conducted on this date of this Agreement, (iii) each of the Company and the Company Subsidiaries is in compliance with such Permits, (iv) such Permits are in full force and effect, and (v) no Proceeding (with respect to investigations, to the Company’s Knowledge) is pending by any Governmental Entity of which the Company or any Company Subsidiary has received written notice or, to the Company’s Knowledge, is threatened by any Governmental Entity, seeking the revocation, limitation or nonrenewal of any such Permit.

(c)                 Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, there has been since January 1, 2011, and there is currently, no Release or presence of or exposure to Hazardous Materials at, on, under or from any property leased or operated by the Company or any Company Subsidiary that violated and currently violates Environmental Law or is reasonably anticipated to result in an Environmental Claim or requirement for investigation or remediation.

(d)                 Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of the Company Subsidiaries, to the Knowledge of the Company, (i) owns any real property contaminated with any Hazardous Materials or (ii) is liable for any off-site disposal or contamination pursuant to any Environmental Law.

(e)                 Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, all of the Company Subsidiaries incorporated in China have completed (i) the environmental acceptance procedures and passed the inspection and acceptance of environmental protection facilities in connection with their construction projects and (ii) fire control acceptance procedures and passed the inspection and acceptance of fire control facilities in connection with their construction projects.

Section 4.15.  Insurance.  Section 4.15 of the Company Disclosure Schedule contains a complete and correct list as of the date of this Agreement of all insurance policies (by policy number and insurer) covering the Company or any Company Subsidiary, including self-insurance, held by the Company and each Company Subsidiary, and any other Person (the “Insurance Policies”).  Each of the Company and the Company Subsidiaries maintains insurance coverage against such risks and in such amounts as the Company believes to be customary for companies of similar size, in its geographic regions and in the respective businesses in which it operates.  Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries, and to the Company’s Knowledge any other party to the Insurance Policies acquired by or on behalf of the Company or any Company Subsidiary, are in compliance with the terms and provisions of the Insurance Policies and all premiums due and payable with respect thereto have been paid, (ii) neither the Company nor any Company Subsidiary, nor to the Company’s Knowledge any other Person, has received a notice of cancellation or termination of any Insurance Policy, other than such notices which are received in the ordinary course of business and (iii) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by the Company or any Company Subsidiary thereunder.

Section 4.16.  Affiliate Transactions.  As of the date of this Agreement, there are no agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any officer, director, stockholder who, to the Company’s Knowledge, owns ten percent (10%) or more of any class or series of the Company’s capital stock, or Affiliate of the Company (other than the Company Subsidiaries), on the other hand, that has not been disclosed in the SEC Documents and are of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.17.  Restrictions on Business Combinations; Rights Plan.

(a)                 Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.7, the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) have taken all necessary action such that the restrictions imposed on business combinations by Section 203 of the DGCL are inapplicable to this Agreement, the Support Agreement, the Merger, the other Transactions and the agreements and arrangements referred to in Section 5.8 of the Parent Disclosure Schedule.  To the Company’s Knowledge, other than Section 203 of the DGCL, no so-called “moratorium”, “control share acquisition”, “fair price” or other state anti-takeover laws (“Takeover Statutes”) apply to this Agreement, the Transactions and the agreements and arrangements referred to in Section 5.8 of the Parent Disclosure Schedule.

(b)                 The Company has duly entered into an amendment to the Rights Plan in the form of Exhibit D hereto.  The Company Board has taken all necessary action so that (i) none of the execution or delivery of this Agreement or the Support Agreement, or the consummation of the Transactions will result in (A) Parent or Merger Sub being deemed to be an Acquiring Person (as defined in the Rights Plan), (B) the occurrence of a Distribution Date (as defined in the Rights Plan), or (C) the distribution of Right Certificates (as defined in the Rights Plan) separate from the certificates representing the Shares, (ii) the Rights will be rendered inapplicable to this Agreement, the Support Agreement and the Transactions, and (iii) the Rights Plan will expire pursuant to the terms of the Rights Plan immediately prior to the Effective Time.

Section 4.18.  Opinion of Financial Advisor.  The Transaction Committee has received the opinion of Morgan Stanley & Co. LLC. (“Morgan Stanley”), the Transaction Committee’s financial advisor, to the effect that, as of the date of such opinion, the Merger Consideration is fair from a financial point of view to the holders of Shares (other than Parent, Merger Sub, the Rollover Investors, the Additional Rollover Stockholders, the respective Affiliates of all of the foregoing, holders of shares of Class B Common Stock and holders of Shares as to which dissenter’s rights have been perfected or with respect to Shares held in treasury).  A signed copy of such opinion will promptly after the date of this Agreement be made available to Parent for information purposes only.

Section 4.19.  Broker’s Fees.  Except for Morgan Stanley (which was engaged by the Transaction Committee) and the fees and expenses payable to it (including amounts payable to it at the Closing), neither the Company nor any of the Company Subsidiaries nor any of their respective officers or directors on behalf of the Company or any of the Company Subsidiaries has employed any financial advisor, broker or finder in a manner that would result in any liability for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions. The Company has delivered or made available to Parent prior to or simultaneously with the execution of this Agreement a copy of the Company’s engagement letter with Morgan Stanley.

Section 4.20.    Money Laundering Laws.  The operations of the Company and the Company Subsidiaries are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit, claim or proceeding by or before any Governmental Entity involving the Company or any of the Company Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

Section 4.21.  No Other Representations or Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE IV (GIVING EFFECT TO THE COMPANY DISCLOSURE SCHEDULE AND THE SEC DOCUMENTS), NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY, THE COMPANY SUBSIDIARIES, THEIR RESPECTIVE ASSETS, LIABILITIES, PROPERTIES, BUSINESS, OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF ANY OF THEM.  THE COMPANY HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY, WHETHER BY THE COMPANY, ANY COMPANY SUBSIDIARY, ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES, OR ANY OTHER PERSON, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB OR ANY OTHER PERSON OF ANY DOCUMENTATION OR OTHER WRITTEN OR ORAL INFORMATION BY THE COMPANY, ANY COMPANY SUBSIDIARY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON, AND, EXCEPT IN THE CASE OF FRAUD, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PARENT, MERGER SUB OR ANY OTHER PERSON RESULTING FROM SUCH DELIVERY OR DISCLOSURE, OR PARENT’S OR MERGER SUB’S USE, OF ANY SUCH DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS, BUDGETS, BUSINESS PLANS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR MERGER SUB IN CERTAIN “DATA ROOMS”, CONFIDENTIAL INFORMATION MEMORANDA (INCLUDING SUPPLEMENTS THERETO), MANAGEMENT PRESENTATIONS OR OTHER WRITTEN MATERIALS PROVIDED OR MADE AVAILABLE TO PARENT, MERGER SUB, ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES, OR ANY OTHER PERSON IN CONNECTION WITH THE TRANSACTIONS, WHETHER PROVIDED OR MADE AVAILABLE PRIOR TO, ON OR AFTER THE DATE OF THIS AGREEMENT).

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the corresponding section or subsection of the disclosure schedule delivered by Parent to the Company simultaneously with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1.  Organization.  Each of Parent and Merger Sub is (i) in the case of Parent, an exempted limited partnership duly formed, validly existing and in good standing under the laws of Cayman Islands or (ii) in the case of Merger Sub, a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and each has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not constitute, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or prevent or delay in any material respect the consummation of the Transactions (a “Parent Material Adverse Effect”).

Section 5.2.  Authority.  Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and to consummate the Transactions to be consummated by it. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it, have been duly authorized and approved by Parent and Merger Sub, and no other action on the part of Parent, Merger Sub or their respective partners or stockholders is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 5.3.  Consents and Approvals; No Violations.

(a)                 Except for (i) the consents and approvals set forth in Section 5.3(a) of the Parent Disclosure Schedule, (ii) the filing of the Schedule 13E-3, (iii) the filing of the Certificate of Merger with the Secretary of State and (iv) such other filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the AML (all of the foregoing collectively, the “Parent Required Governmental Approvals”), no consent or approval of, or filing, declaration or registration with, any Governmental Entity which has not been received or made is required to be obtained by or made by Parent, Merger Sub or any other Affiliate of Parent for the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it, other than such consents, approvals, filings, declarations or registrations that, if not obtained or made, would not constitute, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                 None of the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it, and compliance by Parent and Merger Sub with any of the terms and provisions of this Agreement, will (i) violate any provision of the Certificate of Incorporation or By-Laws (or similar organizational documents with different names) of Parent or Merger Sub or (ii) assuming that the Parent Required Governmental Approvals are received or made, as the case may be, prior to the Effective Time, (x) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets or (y) violate, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub under any Contract to which Parent or Merger Sub is a party, or by which either of them or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations,  losses of benefits, defaults, events, terminations, rights of termination or cancellation, accelerations or Lien creations as would not constitute, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4.  Merger Sub.

(a)                 Merger Sub was formed solely for the purpose of engaging in the Merger and the other Transactions and has not engaged in any business activities or conducted any operations, in each case since the date of its incorporation other than in connection with the Merger and the other Transactions.

(b)                The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $1.00 per share, of which one share is issued and outstanding.  All such issued and outstanding shares are owned beneficially and of record by Parent.

Section 5.5.  Sufficient Funds.  Subject to the receipt of the Requisite Significant Stockholder Stockholder Approval, Parent and Merger Sub collectively have, and Parent will make available to Merger Sub, sufficient funds to consummate the Transactions (including sufficient funds (a) to pay the aggregate Merger Consideration pursuant to Article III, (b) to make all required payments in respect of the Company Options and Restricted Stock pursuant to Section 3.4, (c) to perform Parent’s and Merger Sub’s other payment obligations required to be performed prior to and including the Effective Time under this Agreement and (d) to pay all fees, expenses and other amounts related to the Transactions payable by either of them).  Prior to the execution and delivery of this Agreement, Parent has delivered to the Company complete, correct and executed copies of the Equity Commitment Letters to provide equity financing for the Transactions in an aggregate amount set forth therein (the “Equity Financing”), including all exhibits, schedules or amendments thereto, which have not been amended or modified (and no such amendment or modification is contemplated) as of the date of this Agreement.  As of the date of this Agreement, the Equity Commitment Letter executed by Significant Stockholder is still subject to the Requisite Significant Stockholder Stockholder Approval.  As of the date of this Agreement, the commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any respect.  As of the date of this Agreement, each Equity Commitment Letter is in full force and effect, constitutes legal, valid and binding obligations of Parent and, to Parent’s Knowledge, the other parties thereto, and is enforceable in accordance with its terms against Parent and Merger Sub, as applicable, and, to Parent’s Knowledge, the other parties thereto (in each case, as may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and general principles of equity).  As of the date of this Agreement, neither Parent or Merger Sub nor, to Parent’s Knowledge, any other party to an Equity Commitment Letter is in breach of any of the terms or conditions set forth in such Equity Commitment Letter, and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein.  There is no fact or occurrence existing on the date of this Agreement that, with or without notice, lapse of time or both, could reasonably be expected to (a) make any of the assumptions or any of the statements set forth in the Equity Commitment Letters inaccurate, (b) result in any of the conditions in the Equity Commitment Letter not being satisfied, (c) cause the Equity Commitment Letter to be ineffective or (d) otherwise result in the Equity Commitment Letter not being available on a timely basis in order to consummate the Transactions.  For the avoidance of doubt, provided that Significant Stockholder shall have complied with all of its obligations under Section 9(b) of the Support Agreement, any failure in and of itself to obtain the Requisite Significant Stockholder Stockholder Approval shall not be deemed as a default or breach of any term under its Equity Commitment Letter or this Agreement by Significant Stockholder.  As of the date of this Agreement, neither Sponsor nor Significant Stockholder has notified Parent of its intention to terminate such Sponsor’s Equity Commitment Letter.  Parent has paid in full any and all commitment or other fees required by any Equity Commitment Letter that are due as of the date of this Agreement, and will pay, after the date of this Agreement, all such commitments and fees as they become due.  There are no side letters, understandings or other agreements or arrangements relating to any Equity Commitment Letter to which Parent or any of its Affiliates is a party other than as set forth in such Equity Commitment Letter.  Each Equity Commitment Letter contains all of the conditions precedent or other contingencies to the obligations of the parties thereunder to make Equity Financing available to Parent and Merger Sub on the terms therein.  Subject to the satisfaction of the conditions contained in Sections 7.1 and 7.2, as of the date of this Agreement Parent and Merger Sub have no reason to believe that any of the conditions precedent to the Equity Financing as set forth in any Equity Commitment Letter will not be satisfied in connection with the consummation of the Transactions or that the Equity Financing will not be available to Parent on the Closing Date; provided, however, that it is agreed that it is not a condition to Closing under this Agreement, for Parent to obtain the financing pursuant to the Equity Commitment Letters or any alternative financing.  Parent and Merger Sub have obtained the consent of the other parties under the Equity Commitment Letters to publicly file the Equity Commitment Letters with the SEC if requested by the SEC or required by Law.

Section 5.6.  Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  As of the Effective Time and immediately after the consummation of the Transactions, assuming (a) the accuracy in all material respects of the representations and warranties of the Company contained in Article IV as if made as of the Effective Time and (b) the performance in all material respects by the Company of its obligations hereunder, and giving effect to all of the Transactions, the payment of the aggregate Merger Consideration pursuant to Article III, the payments in respect of the Company Options and Restricted Stock pursuant to Section 3.4, and payment of all fees, expenses and other amounts related to the Transactions, each of Parent and the Surviving Corporation (i) will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts and other liabilities (including a reasonable estimate of the amount of all contingent liabilities) as they become due; and (ii) shall not have an unreasonably small amount of capital to carry on the businesses in which is it engaged or proposed to be engaged. For all purposes of this Agreement, clauses (i) and (ii) shall mean that each of Parent and the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.7.  Ownership of Shares.  Other than as a result of (a) the Stock Purchase Agreement, dated June 14, 2010, among the Company, Significant Stockholder and Significant Stockholder Parent, which was approved by the Company Board, and (b) this Agreement, the Support Agreement and the Additional Rollover Agreements (if any) or any agreement, arrangement or understanding between Parent or Merger Sub, on the one hand, and any of the Rollover Investors, on the other hand, in the form approved by the Transaction Committee, none of Parent, Merger Sub or any of their Affiliates is, or at any time during the last three (3) years has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

Section 5.8.  Other Agreements.  Except as set forth in Section 5.8 of the Parent Disclosure Schedule, neither Parent, Merger Sub nor any other Affiliate of Parent has entered  (or committed to enter) into any agreement or arrangement with (i) any officer or director of the Company in connection with any of the Transactions or otherwise or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or agrees to vote against (or refrain from voting in favor of) any Superior Proposal.  Parent has, prior to the date of this Agreement, delivered or made available to the Company a complete and correct copy (or, in the case of any oral agreement or arrangement, a written summary) of any agreement or arrangement required to be disclosed on the Parent Disclosure Schedule pursuant to the preceding sentence.

Section 5.9.  Litigation.  Except (i) as would not constitute, individually or in the aggregate, a Parent Material Adverse Effect and (ii) for any Proceeding (or threatened Proceeding) concerning this Agreement, any of the Transactions, or any agreement or arrangement referred to in Section 5.8 of the Parent Disclosure Schedule, there is no Proceeding (with respect to investigations, to the Parent’s Knowledge) pending or, to Parent’s Knowledge, threatened in a writing delivered to Parent, Merger Sub or any of their respective Subsidiaries, against Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacity as officers or directors of Parent or Merger Sub or any of their respective Subsidiaries) before any Governmental Entity.  Except as would not constitute, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor Merger Sub is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity.

Section 5.10.  Acknowledgments of Parent and Merger Sub.  Each of Parent and Merger Sub acknowledges, understands and agrees to Section 4.21 and acknowledges and agrees that (i) Parent has conducted its own independent investigation and analysis of the business, assets, condition and operations of the Company and its Subsidiaries and (ii) in entering into this Agreement, it has relied solely upon Parent’s own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement.  Without limitation of the foregoing, in connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Representatives, Parent and Merger Sub and their respective Representatives have received and may continue to receive after the date of this Agreement from the Company and its Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Accordingly, each of Parent and Merger Sub acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (ii) Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), (iii) Parent and Merger Sub will have no claim against the Company or any of the Company Subsidiaries, or any of their respective Representatives with respect thereto and (iv) none of the Company or any of the Company Subsidiaries, nor any of their respective Representatives, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

Section 5.11.  Broker’s Fees.  Except for Goldman, Sachs & Co. (whose fees shall be paid by Parent), neither Parent nor Merger Sub nor any of their Affiliates, nor any of their respective officers or directors on behalf of Parent or Merger Sub or any of their Affiliates, has employed any financial advisor, broker or finder in a manner that would result in any liability for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

Section 5.12.  No Other Representations or Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE V (GIVING EFFECT TO THE PARENT DISCLOSURE SCHEDULE), NEITHER PARENT NOR MERGER SUB NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY ON BEHALF OF PARENT OR MERGER SUB WITH RESPECT TO PARENT, MERGER SUB, THEIR RESPECTIVE ASSETS, LIABILITIES, PROPERTIES, BUSINESS, OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF ANY OF THEM.  PARENT AND MERGER SUB HEREBY DISCLAIM ANY SUCH OTHER REPRESENTATION OR WARRANTY, WHETHER BY PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES, OR ANY OTHER PERSON.

ARTICLE VI
COVENANTS

Section 6.1.  Conduct of Businesses Prior to the Effective Time.  Except as (x) set forth in Section 6.1 of the Company Disclosure Schedule, (y) expressly contemplated, required or permitted by this Agreement, or (z) required by Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve substantially intact its business organization and the goodwill of those having business relationships with it and retain the services of its officers and key employees in service as of the date of this Agreement.  Without limiting the generality of the foregoing, and except as (x) set forth in Section 6.1 of the Company Disclosure Schedule, (y) expressly contemplated, required or permitted by this Agreement, or (z) required by Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company shall not, and shall not permit any of the Company Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) (it being understood and agreed that if any action is permitted by any of the following subsections, such action shall be permitted under the first sentence of this Section 6.1):

(a)                 (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, grant, disposition or pledge or other encumbrance of, (x) any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, other than (A) upon exercise of Company Options and vesting of Restricted Stock and RSUs outstanding as of the date of this Agreement; (B) as set forth in Section 6.1(a)(i) of the Company Disclosure Schedule and (C) with respect to any such shares of capital stock or other securities of the Company Subsidiaries, in connection with Liens required to be granted pursuant to the terms of the Company Credit Agreements, or (y) any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of this Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock, other than (A) purchases or other acquisitions (including holdbacks for tax withholding) pursuant to the terms of Benefit Plans in effect on the date of this Agreement and (B) pursuant to agreements in force on the date of this Agreement set forth in Section 6.1(a)(ii) of the Company Disclosure Schedule, or (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other distribution in respect of any Shares, or otherwise make any payments to stockholders in their capacity as such, other than dividends declared or paid by any Company Subsidiary to any wholly-owned Company Subsidiary or to the Company;

(b)                other than (x) borrowings in the ordinary course of business under the Company Credit Agreements as in effect on the date of this Agreement, or (y) pursuant to plans disclosed in Section 6.1(b) of the Company Disclosure Schedule, (i) incur or guarantee any indebtedness for borrowed money other than indebtedness incurred in 2014 in the ordinary course of business for the items contemplated by the Company’s capital expenditure budget for 2014, a copy of which has been delivered to Parent prior to the date of this Agreement (the “Capital Expenditure Budget”) on market terms, (ii) incur any liabilities under capital leases, individually for an amount in excess of RMB 500,000 and in the aggregate in an amount in excess of RMB 2,000,0000 other than capital leases in the current fiscal year in connection with the items contemplated by the Capital Expenditure Budget in the ordinary course of business consistent with past practice or (iii) make any loans or advances to any Person (other than the Company or a wholly-owned Company Subsidiary and other than advances to employees in the ordinary course of business consistent with past practice in an aggregate amount not in excess of RMB 650,000) or forgive any loans to any employees, officers or directors of the Company or any Company Subsidiary;

(c)                 (i) sell, transfer, mortgage, encumber, grant a Lien with respect to or otherwise dispose of any of its properties or assets which individually or in the aggregate have a net book value in excess of $1,000,000 to any Person (other than the Company or a wholly-owned Company Subsidiary), or (ii) cancel, release or assign any indebtedness in excess of $1,000,000 owed to the Company or any Company Subsidiary, except in any such case (x) in the ordinary course of business consistent with past practice, (y) pursuant to agreements in force at the date of this Agreement set forth in Section 6.1(c) of the Company Disclosure Schedule or (z) pursuant to plans disclosed in Section 6.1(c) of the Company Disclosure Schedule;

(d)                 make any acquisition or investment, whether by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets, of or in any Person (other than a wholly-owned Company Subsidiary as of the date of this Agreement), except in any such case (i) in the ordinary course of business, (ii) to the extent expressly contemplated by the Capital Expenditure Budget, (iii) pursuant to agreements in force at the date of this Agreement set forth in Section 6.1(d) of the Company Disclosure Schedule, (iv) pursuant to plans disclosed in Section 6.1(d) of the Company Disclosure Schedule or (v) such other acquisitions and investments (other than in newly formed Company Subsidiaries or joint ventures) as do not exceed $1,000,000 individually and $5,000,000 in the aggregate;

(e)                 increase the rate or terms of compensation payable by the Company or any of the Company Subsidiaries to any of their respective directors, officers or employees, or grant or increase in any material respect the rate or terms of any bonus, pension, severance or other employee benefit plan, policy, agreement or arrangement with, for or in respect of any of their respective directors, officers or employees, or establish, adopt or enter into any new Company benefit plan or amend any Company Equity Plans, except in any such case for grants or increases (i) required pursuant to the terms of plans or agreements in effect on the date of this Agreement, (ii) other than with respect to cash or equity-based bonuses or incentives, occurring in the ordinary course of business consistent with past practice with respect to directors, officers or employees who are not the CEO, the COO, the CFO, the CMO or the managers who directly report to the CEO, (iii) bonuses as set forth in Section 6.1(e) of the Company Disclosure Schedule; provided that the foregoing clauses (ii) and (iii) shall not apply to any bonus based on the performance of Chindex Medical Limited or any bonus paid by the Company to the employees and/or directors of Chindex Medical Limited or (iv) required by Law;

(f)                  except (w) as set forth in Section 6.1(f) of the Company Disclosure Schedule, (x) as may be required by Section 3.4, (y) as may be required by Law or (z) as required by the terms of any Benefit Plan as in effect as of the date of this Agreement, but subject to Section 6.1(a), grant, settle, or amend any award under or enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, option, restricted stock, restricted stock unit, stock appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer, employee or consultant of the Company or any Company Subsidiary;

(g)                 amend or propose any amendments to the Company Certificate or Company By-Laws or any Material Company Subsidiary’s certificate of incorporation or by-laws or equivalent organizational documents;

(h)                 adopt or enter into a plan of complete or partial liquidation or dissolution of the Company or any Material Company Subsidiary;

(i)                   except as required by GAAP or applicable Law, change any material Tax election, amend any material Tax Return, settle or resolve any material Tax controversy or claim with respect to Taxes, change any annual Tax accounting period, or adopt or change any material method of Tax accounting;

(j)                   other than (x) in the ordinary course of business or (y) as required by GAAP or applicable Law, make any change in accounting policies or procedures;

(k)                 settle or compromise (x) any governmental Proceeding, (y) any Proceeding brought by any current, former or purported holder of any capital stock of the Company concerning the transactions contemplated by this Agreement or (z) any other Proceeding against the Company or any Company Subsidiary, in each case, other than settlements or compromises (i) pursuant to which the amounts paid or payable by the Company or any Company Subsidiary in settlement or compromise do not exceed RMB 1,000,000 in the aggregate, (ii) that do not create obligations that would impose any material restrictions on the business of the Company or any Company Subsidiary and (iii) that do not involve the admission of wrongdoing by the Company or any Company Subsidiary (provided, however, that the requirement set forth in this clause (iii) shall not apply to settlements or compromises of Proceedings (other than those relating to Anti-Corruption Laws) in the ordinary course of business);

(l)                   amend, modify or terminate or grant a waiver of any rights under any Material Contract or enter into any Contract which if entered into prior to the date of this Agreement would have been a Material Contract, except (x) for any modification or amendment that is beneficial to or not materially less favorable to the Company or (y) in the ordinary course of business consistent with past practice;

(m)                establish any new Company Subsidiary or joint venture;

(n)                 enter into any Contract regarding the development or expansion of hospital properties; provided that entering into any commitment or understanding, whether legally binding or not, involving capital expenditure, leases or payment relating to the development or expansion of hospital properties in an amount more than $5,000,000 individually or $10,000,000 in the aggregate, shall be subject to the prior written consent of Parent; or

(o)                 make any commitment to take any of the actions prohibited by this Section 6.1.

Without in any way limiting the rights or obligations of any party hereto under this Agreement, the parties hereto acknowledge and agree that (i) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of the Company Subsidiaries prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 6.2.  No Solicitation.

(a)                 During the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on the forty-fifth (45th) day following the date of this Agreement (such time and date, the “Solicitation Period End Time”), the Company, the Company Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit and encourage, whether publicly or otherwise, Alternative Proposals from any other Person or group of Persons (including, following entry by such Person(s) into an Acceptable Confidentiality Agreement (unless such Person(s) is/are subject to a confidentiality agreement with the Company entered into prior to the date of this Agreement; it being understood that the Company shall have the right to waive any provision prohibiting submission of Alternative Proposals or amendments thereto in effect as of the date of this Agreement), by way of furnishing to such Person(s) and its/their Representatives, Affiliates and prospective financing sources non-public information concerning, and affording such Person(s) and its/their Representatives, Affiliates and prospective financing sources access to, the Company, the Company Subsidiaries and their businesses, properties, assets, books and records); provided, however, that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or the Company Subsidiaries that is made available to such Person(s) which was not previously made available to Parent and Merger Sub; and (ii) enter into and maintain or continue substantive discussions or negotiations with respect to Alternative Proposals or otherwise cooperate with or assist or participate in, or encourage, any inquiries, proposals, substantive discussions or negotiations regarding an Alternative Proposal.  No later than three (3) Business Days after the Solicitation Period End Time, the Company shall deliver to Parent a written summary of the material terms of any Alternative Proposal made by any Excluded Person (without identifying such Excluded Person) prior to the Solicitation Period End Time.

(b)                Except as permitted by this Section 6.2, after the Solicitation Period End Time (or, as may relate to any Excluded Person, immediately after the Cut-Off Date), the Company and the Company Subsidiaries shall, and the Company shall cause its Representatives to, immediately cease any activities permitted by Section 6.2(a), and any discussions or negotiations with any Person or group that may be ongoing with respect to any Alternative Proposal.  With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.  After the Solicitation Period End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company agrees that the Company and the Company Subsidiaries shall not, and the Company and the Company Subsidiaries shall instruct their respective Representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries, discussions or proposals regarding any Alternative Proposal (including by providing non-public information to any Person for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to any Alternative Proposal), (ii) continue, propose, enter into or participate in any way in negotiations or discussions with respect to any Alternative Proposal, or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for any Alternative Proposal.  Notwithstanding the foregoing, the Company, the Company Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 6.2(a) after the Solicitation Period End Time until 11:59 p.m., New York City time, on the fifteenth (15th) day following the Solicitation Period End Time (the “Cut-Off Date”) with respect to any Person or group of Persons that has made (or, in the case of any group of Persons, any one or more members of which has made, either individually or as a member of a group) an Alternative Proposal prior to the Solicitation Period End Time if, in the good faith judgment of the Transaction Committee (after consultation with the Transaction Committee’s financial advisor and outside counsel), such Alternative Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (such Person or group of Persons, an “Excluded Person”); provided, however, that any such Person(s) shall cease to be an Excluded Person immediately at such time, if any, as the Alternative Proposal made by such Person(s) is withdrawn or terminates (it being understood and agreed that any modification or amendment or such Alternative Proposal shall not constitute the withdrawal or termination thereof).

(c)                 Notwithstanding anything in this Agreement to the contrary (but subject to the final sentence of Section 6.2(b)), after the Solicitation Period End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company (directly or through its Representatives) may:

(i)            until receipt of the Company Stockholder Approvals, engage in substantive discussions or negotiations with a Person or group of Persons that makes a bona fide Alternative Proposal that did not result from any material breach of this Section 6.2 and may furnish to such Person(s) and its/their Representatives information concerning, and may afford such Person(s) and its/their Representatives access to, the Company and the Company Subsidiaries and their businesses, properties, assets, books and records, if (x) in the good faith judgment of the Transaction Committee (after consultation with the Transaction Committee’s financial advisor and outside counsel), such Alternative Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, and (y) prior to furnishing such information or access to, or entering into substantive discussions (except as to the existence of this Section 6.2 or to ask such Person(s) to clarify the terms and conditions of such Alternative Proposal) or negotiations with, such Person(s), (A) the Company receives from such Person(s) an executed Acceptable Confidentiality Agreement (or such Person(s) is/are subject to a confidentiality agreement with the Company entered into prior to the Solicitation Period End Time; it being understood that the Company shall have the right to waive any provision prohibiting the making of Alternative Proposals or amendments thereto in effect as of the date of this Agreement) and (B) the Company notifies Parent promptly (and, in any event, within forty-eight (48) hours) to the effect that it intends to furnish information or access to, or intends to enter into substantive discussions or negotiations with, such Person(s); provided, however, that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or the Company Subsidiaries that is made available to such Person(s) which was not previously made available to Parent and Merger Sub;

(ii)           comply with Rules 14e-2(a) and 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a tender or exchange offer (after consultation with the Company’s outside counsel); provided, that neither the Company Board nor any committee thereof shall effect a Change in Recommendation unless the applicable requirements in Section 6.2(d) shall have been satisfied;

(iii)         make “stop-look-and-listen” communications with respect to an Alternative Proposal in compliance with the exemption contained in Rule 14d-9(f) under the Exchange Act; and

(iv)        make any other disclosure to the Company’s stockholders if the Transaction Committee determines in good faith (after consultation with the Transaction Committee’s outside counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with applicable Law.

(d)            The Transaction Committee and the Company Board may not (i) withdraw or modify, or publicly propose or resolve to withdraw or modify, in a manner adverse to Parent, or fail to include in the Proxy Statement, their approval or recommendation of the Merger or this Agreement (except as set forth in clause (y) of the proviso in Section 2.6(a)(ii) or as set forth below in this Section 6.2(d)), (ii) approve or recommend, or propose publicly to approve or recommend, to the stockholders of the Company an Alternative Proposal, (iii) after the Solicitation Period End Time (or, if there are any Excluded Persons, the Cut-Off Date) fail to publicly reaffirm their approval or recommendation of the Merger or this Agreement within five (5) Business Days after Parent so requests in writing if an Alternative Proposal (or any material modification thereto) shall have been made public or sent or given to the stockholders of the Company (or any Person shall have publicly announced an intention, whether or not conditional, to make an Alternative Proposal), (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Alternative Proposal (any action described in the clauses (i) to (iv), a “Change in Recommendation”) or (v) cause the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Proposal (other than an Acceptable Confidentiality Agreement).  Notwithstanding the foregoing, at any time prior to receipt of the Company Stockholder Approvals, if the Transaction Committee (after consultation with the Transaction Committee’s financial advisor and outside counsel) determines in good faith that any Alternative Proposal referred to in Section 6.2(a), the final sentence of Section 6.2(b) or clause (i) of Section 6.2(c) constitutes a Superior Proposal, the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) may:

(w)         withdraw or modify, or publicly propose or resolve to withdraw or modify, or fail to include in the Proxy Statement, its approval or recommendation of the Merger and this Agreement;

(x)           approve or recommend, or propose publicly to approve or recommend, such Superior Proposal;

(y)          cause the Company or any of the Company Subsidiaries to enter into a binding written agreement with respect to such Superior Proposal (a “Superior Proposal Agreement”) (and take the actions contemplated by Section 4.17 in connection therewith); and

(z)            terminate this Agreement in accordance with Section 8.1(e);

provided, however, that (A) prior to taking such action, the Company shall give Parent at least three (3) Business Days’ notice thereof (except as provided in the final sentence of this Section 6.2(d)), describing in reasonable detail the reasons for such Change in Recommendation or termination and attaching the proposed Superior Proposal Agreement (or, if applicable, the latest draft thereof), including the identity of the Person or group of Persons making such Superior Proposal, if applicable, which notice need only be given once with respect to any Superior Proposal, unless such Superior Proposal is modified in any material respect, and (B) if, within such three (3) Business Days period, Parent makes a bona fide offer that the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) determine in good faith (after consultation with the Company’s financial advisor and outside counsel) is more favorable to the stockholders of the Company (other than Parent and its Affiliates, Merger Sub and its Affiliates, the Rollover Investors and the Additional Rollover Stockholders), from a financial point of view, than such Superior Proposal (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing, financing, conditionality (i.e., closing conditions), likelihood of consummation and other aspects of such offer (including the Person(s) making such offer and any termination fee and expense reimbursement provisions) and the Merger which the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) deem relevant (including any stockholder litigation in connection with the Merger), and Parent agrees in writing to all adjustments in the terms and conditions of this Agreement as are necessary to reflect such offer, then the Company’s notice of Change in Recommendation or termination, as applicable, with respect to such Superior Proposal shall be deemed to be rescinded and of no further force and effect.  Notwithstanding the foregoing, in the event of any modification in any material respect to any Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 6.2(d) with respect to such written notice; provided, however, that any new notice of Change in Recommendation or termination given by the Company under this Section 6.2(d) shall require only at least two (2) Business Days’ notice before taking effect and, accordingly, all references above in this Section 6.2(d) to three (3) Business Days shall instead be deemed to be two (2) Business Days.

(e)                 After the Solicitation Period End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company shall promptly (and, in any event within three (3) calendar days) advise Parent in writing of the receipt of any Alternative Proposal, and any inquiry or request for information from, or any negotiations sought to be initiated or continued with, the Company or its Representatives concerning an Alternative Proposal.  The Company’s notice shall include a written summary of the material terms and conditions (including the basic financial terms) of such Alternative Proposal, inquiry or request, including the identity of the Person making any such Alternative Proposal, inquiry or request.  The Company shall use commercially reasonable efforts to keep Parent reasonably informed of the status and material terms and conditions (including any change agreed to in writing to the financial terms or any other material term thereof) or developments of any such Alternative Proposal, inquiry or request.

Section 6.3.  Publicity.  The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Parent and the Company. Thereafter, so long as this Agreement is in effect, none of the Company, Parent or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or any of the other Transactions without the prior written approval of the Company and Parent, except as may be required by Law or by the rules of any applicable securities exchange as determined in the good faith judgment of the party wanting to make such release or announcement, in which event such party shall, to the extent practicable under the circumstances, use its reasonable best efforts to provide a meaningful opportunity to the other party to review and comment upon such press release or announcement prior to making it.  For the avoidance of doubt, the Company shall not be required to obtain the prior written approval of Parent in connection with any press release or public announcement that the Transaction Committee or the Company Board has taken any action in accordance with (a) clause (y) of the proviso in Section 2.6(a)(ii), (b) the proviso in Section 2.6(a)(iii), (c) Section 6.2(a) or (d) Section 6.2(d).

Section 6.4.  Access to Information.

(a)                 During the period prior to the Effective Time, the Company shall afford to the officers, employees, accountants, counsel and other Representatives of Parent access to senior executives of the Company to answer Parent’s questions concerning the business, operations, financial performance, monthly key performance indicators and affairs of the Company and the Company Subsidiaries and access to the Company’s and each of the Company Subsidiaries’ properties, books, Contracts, commitments and records, in each case, as reasonably requested by Parent; provided, that in each case, such access shall be given at reasonable times and upon reasonable notice, and Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business, operations or personnel of the Company or the Company Subsidiaries (it being agreed that such access shall in no way include any Phase II environmental investigation or other invasive procedure or investigation, including any sampling, testing or the removal of materials from the offices and properties of the Company).  Notwithstanding any provision of this Agreement to the contrary, neither the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information if such access or disclosure would violate or infringe on a third-party confidentiality obligation, jeopardize the work product privilege or the attorney‑client privilege of the institution in possession or control of such information, compromise the value of any trade secret, or contravene any Law (including antitrust laws), fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided, however, that in each such case the Company shall use commercially reasonable efforts to minimize the effects of such restriction or, to the extent feasible and practical to provide a reasonable alternative to such access.

(b)                Without limitation of the foregoing, all requests for access shall be made to such Representatives of the Company as it shall designate, who shall be solely responsible for coordinating all such requests and access thereunder.  Prior to the Effective Time, each of Parent and Merger Sub shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with the respective employees of the Company and the Company Subsidiaries regarding the businesses of the Company and the Company Subsidiaries, this Agreement or any of the Transactions without first obtaining the consent of the Company in writing (such consent not be unreasonably withheld, delayed or conditioned).

(c)                 No investigation pursuant to this Section 6.4 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d)                The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 6.4(a), and neither Merger Sub nor Parent may rely on the accuracy of any such information, other than as expressly set forth in the Company’s representations and warranties in Article IV.

(e)                 The information provided pursuant to Section 6.4(a) will be used solely for the purpose of effecting the Transactions and will be governed by the terms of the Confidentiality Agreement.

Section 6.5.  Further Assurances; Regulatory Matters.

(a)                 Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and Parent shall cause Merger Sub to, cooperate with each other and use (and shall cause its Subsidiaries to use) commercially reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger or the other Transactions and, subject to the conditions set forth in Article VII, to consummate the Transactions as promptly as practicable and (ii) promptly to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use commercially reasonable efforts to obtain, as soon as practicable after the date of this Agreement, all necessary permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable in connection with consummating the Transactions, including the Company Required Governmental Approvals and Parent Required Governmental Approvals.  Without limiting the generality of the foregoing provisions of this Section 6.5(a), Parent shall, or shall cause its Affiliates to, (i) as soon as reasonably practicable after the date of this Agreement, submit to MOFCOM a draft of the requisite filing for the Transactions pursuant to the AML and (ii) as promptly as practicable, file all necessary documentation required pursuant to additional requests for information to obtain termination of applicable waiting periods for the Transactions under the AML.  The Company shall, and shall cause its Affiliates to, provide all information and necessary assistance reasonably requested by Parent for completion of AML filing as required by the PRC Law.

(b)                 In furtherance and not in limitation of the covenants of the parties hereto contained in Section 6.5(a), each of the parties hereto shall use (and Parent shall cause its Affiliates to use) commercially reasonable efforts to resolve all objections, if any, to the Transactions by any Governmental Entity under the AML and ensure the expiration of all waiting periods under the AML.  In connection with the foregoing, if any Proceeding, including any Proceeding by a private Person, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of the AML or any other antitrust Law or other Law in any jurisdiction, the parties hereto shall cooperate with each other and use (and Parent shall cause its Affiliates to use) their respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any judgment or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the Transactions, including defending through litigation on the merits any claim asserted in any such Proceeding by any Person.

Section 6.6.  Employee Benefit Plans.

(a)                 Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and perform in accordance with their terms all the Benefit Plans.

(b)                Notwithstanding any provision of this Agreement to the contrary, for at least twelve (12) months following the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide employees of the Surviving Corporation and its Subsidiaries considered as a group with base salary or wages, incentive compensation opportunities and employee benefits (other than equity or equity-based incentive plans or change of control agreements) which, in the aggregate, are no less favorable to such employees than the salary, wages, incentive compensation and employee benefits (other than equity or equity-based incentive plans or change of control agreements) in effect for such employees of the Company or any of the Company Subsidiaries immediately prior to the Closing.

(c)                 Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) credit all service with the Company and any of the Company Subsidiaries (including service recognized by the Company or any of the Company Subsidiaries for service with other Persons) for all purposes (other than benefit accrual under a “defined benefit plan” within the meaning of Section 3(35) of ERISA) under any employee benefit plan, policy or program applicable to employees of the Surviving Corporation or any of its Subsidiaries after the Closing, (ii) waive any waiting period, pre-existing condition or limitation or exclusion and any actively-at-work requirement with respect to employees of the Company or any of the Company Subsidiaries and their dependents under any group health plan or other welfare benefit plan, and (iii) recognize the dollar amount of all expenses incurred by employees of the Company or any of the Company Subsidiaries and their dependents in the plan year in which the Closing occurs for purposes of deductibles, co-payments and maximum out-of pocket limits under any group health plan.

(d)                Without limiting the foregoing provisions of this Section 6.6, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, pay severance benefits to persons who were employees of the Company or any of the Company Subsidiaries prior to the Effective Time and whose employment with the Company, the Surviving Corporation or any of their respective Subsidiaries is terminated other than for cause, by the Company, the Surviving Corporation or any of their respective Subsidiaries within twelve (12) months following the Effective Time in amounts no less favorable than the amount of severance benefits to which such persons would have been entitled under the terms of the Company’s or the Company Subsidiaries’ severance plans, programs, policies and agreements in effect immediately prior to the Effective Time.

(e)                 Nothing herein expressed or implied is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Section 6.6, including any right to benefits or employment, or continued benefits or employment, for any specified period, of any nature or kind whatsoever by reason of this Agreement or shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement.

Section 6.7.    Indemnification and Insurance.

(a)                 All rights to indemnification and advancement of expenses existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers, employees, fiduciaries and agents of any of the Company and the Company Subsidiaries in the Company Certificate or Company By-Laws (or comparable organizational documents of the Company Subsidiaries) as in effect as of the date of this Agreement or Contracts as in effect as of the date of this Agreement in the form previously filed with the SEC with respect to acts or omissions occurring at or prior to the Effective Time, including the Merger and the other Transactions, shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto, for a period of six (6) years.  For a period of six (6) years after the Effective Time, the Surviving Corporation shall not, and Parent shall cause the Surviving Corporation not to, transfer substantially all of its assets (other than pursuant to Section 6.7(f)), or voluntarily liquidate the Surviving Corporation, in a manner that would render the Surviving Corporation unable to satisfy any of its obligations pursuant to this Section 6.7.  For a period of six (6) years after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, to the fullest extent authorized or permitted under the DGCL or other applicable Law, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of the Company Subsidiaries (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against any and all losses, claims, damages, costs, expenses (including attorneys’ fees and disbursements), obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges), fines, liabilities, judgments, and amounts that are paid in settlement (collectively, “Indemnified Liabilities”), paid or incurred in connection with investigating, defending, serving as a witness with respect to or otherwise participating in (and including preparation for any of the foregoing) any pending, threatened, asserted or completed Proceeding (including any Proceeding brought by an Indemnified Party under this Section 6.7, any action on appeal, or any arbitration or other alternative dispute resolution mechanism), whether civil or criminal, and whether instituted by the Company, the Surviving Corporation, any Governmental Entity or any other party (each, an “Indemnity Proceeding”), based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to (i) the fact that such Person is or was an officer, director, employee, fiduciary or agent of the Company or any of the Company Subsidiaries (or served at the request of the Company or any Company Subsidiary as a director, officer, employee, fiduciary, agent or trustee of another Person (including any employee benefit plan)) or (ii) matters occurring or existing at or prior to the Effective Time (including acts or omissions occurring in connection with this Agreement, any of the Transactions or any Benefit Plan), whether asserted or claimed prior to, at or after, the Effective Time.  Parent shall, or shall cause the Surviving Corporation to, promptly advance all out-of-pocket expenses of each Indemnified Party in connection with any Indemnity Proceeding as such expenses (including attorneys’ fees and disbursements) are incurred upon receipt from such Indemnified Party of a request therefor (accompanied by invoices or other relevant documentation), provided (if and to the extent required by the DGCL or other applicable Law) that such Indemnified Party undertakes to repay such amount if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under the DGCL or other applicable Law with respect to such Indemnity Proceeding.  In the event any Indemnity Proceeding is brought against any Indemnified Party (and in which indemnification could be sought by such Indemnified Party hereunder), Parent and the Surviving Corporation shall each use commercially reasonable efforts to cooperate in the vigorous defense of such Indemnity Proceeding, provided that neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in such Indemnity Proceeding without the prior written consent of such Indemnified Party if and to the extent the terms of the proposed settlement, compromise or judgment involve any non-monetary relief from such Indemnified Party.

(b)                For a period of six (6) years after the Effective Time, the Surviving Corporation shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect the existing directors’ and officers’ liability insurance policies maintained by or for the Company and/or the Company Subsidiaries for the benefit of those Persons who are covered by such policies as of the Effective Time with respect to claims arising in whole or in part from matters occurring or allegedly occurring at or prior to the Effective Time (provided that the Surviving Corporation and its Subsidiaries may substitute therefor policies of at least the same coverage containing terms and conditions that are at least as beneficial to the beneficiaries of the current policies and with reputable carriers having a rating comparable to the Company’s current carrier); provided, however, that each of Parent and the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, first use commercially reasonable efforts to obtain a “tail” policy on substantially the same terms and conditions for claims arising out of acts or conduct occurring at or prior to the Effective Time and effective for claims asserted prior to or during the six (6) year period referred to above (and, with respect to claims made prior to or during such period, until final resolution thereof), and only if Parent and the Surviving Corporation and its Subsidiaries are unable, after exerting commercially reasonable efforts, to obtain such a “tail” policy, then Parent or the Surviving Corporation and its Subsidiaries will be required to obtain such coverage from such carriers in annual policies; and, provided, further that (i) if the existing policies expire or are terminated or cancelled during such six (6)-year period, each of Parent and the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to obtain policies of at least the same coverage containing terms and conditions that are at least as beneficial to the beneficiaries of the current policies with reputable carriers having a rating comparable to the Company’s current carrier, (ii) Parent or the Surviving Corporation and its Subsidiaries, as the case may be, shall not be required to spend as an annual premium therefor an amount in excess of three hundred percent (300%) of the annual premium therefor as of the date of this Agreement and (iii) if, during such six (6)-year period, such insurance coverage cannot be obtained at all or can be obtained only for an amount in excess of three hundred percent (300%) of the current annual premium therefor, Parent or the Surviving Corporation and its Subsidiaries, as the case may be, shall use commercially reasonable efforts to cause to be obtained as much directors’ and officers’ liability insurance coverage as can be obtained for an amount equal to three hundred percent (300%) of the current annual premium therefor, on terms and conditions substantially similar to the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability insurance.

(c)                 Notwithstanding any provision of this Agreement to the contrary, prior to the Effective Time the Company shall be permitted to purchase prepaid “tail” policies in favor of the individuals referred to in Section 6.7(b) with respect to the matters described therein (provided that the annual premium therefor shall not exceed three hundred percent (300%) of the annual premium therefor as of the date of this Agreement).  If and to the extent such policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in effect and continue to honor the obligations of the Company thereunder.

(d)                The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, honor and perform in accordance with their terms all indemnification agreements in effect as of the date of this Agreement between the Company, on the one hand, and any director or officer of the Company, on the other hand.

(e)                The provisions of this Section 6.7 (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on Parent and the Surviving Corporation and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, any Benefit Plan, the Company Certificate or Company By-Laws (or comparable organizational documents of the Company Subsidiaries or the Surviving Corporation), or otherwise and (iv) shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(f)                  In the event that Parent or the Surviving Corporation or any of their respective successors or permitted assigns (each, an “Indemnifying Party”) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Indemnifying Party assume all the obligations of such Indemnifying Party pursuant to this Section 6.7.  In addition, if upon or following any merger, consolidation or sale of assets any Indemnifying Party is or becomes a direct or indirect Subsidiary of another Person, the ultimate parent entity of such Indemnifying Party shall guarantee the obligations of such Indemnifying Party pursuant to this Section 6.7.

Section 6.8.    Obligations of Parent and Merger Sub.  Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1:

(a)                 Merger Sub shall not, and Parent shall cause Merger Sub not to, undertake any business or activities other than in connection with this Agreement and the Support Agreement, and engaging in the Merger and the other Transactions.

(b)                 Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement.

(c)                 Parent and Merger Sub shall not and Parent shall cause its controlled Affiliates, and shall use its commercially reasonable efforts to cause its non-controlled Affiliates (with respect to Significant Stockholder, only Significant Stockholder Parent and its Subsidiaries), not to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, substantially all of the assets or equity interests of any company or other Person operating high-end hospitals of the same type as those operated by the Company and the Company Subsidiaries in the cities in China where the Company and the Company Subsidiaries operate their hospitals if such acquisition would reasonably be expected to have a material adverse effect on the obtaining of the AML approval for the Merger.

Section 6.9.      Section 16 Matters.  Prior to the Effective Time, the Company Board shall take all such steps as may be required to cause any dispositions of Shares (including any derivative securities with respect thereto) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10.   Resignation of Directors.  At the Closing, if requested by Parent, the Company shall use commercially reasonable efforts to deliver evidence reasonably satisfactory to Parent of the resignation of any or all the members of the Company Board and the directors of the Company Subsidiaries, effective as of the Effective Time.

Section 6.11.  Bank Consent.  The Company shall use commercially reasonable efforts to, prior to the Closing, obtain the consents set forth in Section 6.11 of the Company Disclosure Schedule.

Section 6.12.   Stockholder Actions.  In the event that any stockholder litigation related to this Agreement or the Transactions is brought or, to the Company’s Knowledge or Parent’s Knowledge (as applicable), threatened in a writing delivered to any party hereto (or any of the Subsidiaries of such party), against any party hereto or any of such party’s respective Subsidiaries or any of the directors of the foregoing (“Transaction Litigation”), such party shall promptly notify the other parties in writing of such Transaction Litigation and shall keep the other parties  informed on a reasonably current basis with respect to the status thereof, in each case, only to the extent that providing such information would not, in the reasonable judgment of such party, jeopardize any privilege with respect thereto regarding any such Transaction Litigation. The Company and Parent shall give each other a reasonable opportunity to participate in the defense, settlement and prosecution of any Transaction Litigation (in each case, at such party’s own expense), and neither the Company nor Parent shall settle any Transaction Litigation without the prior written consent of Parent or the Company, as the case may be (such consent not to be unreasonably withheld, delayed or conditioned).

Section 6.13.   Delisting.  Prior to the Closing, the Company agrees to cooperate with Parent in a commercially reasonable manner with respect to the delisting of the Shares from NASDAQ and the termination of the Company’s registration under the Exchange Act after the Effective Time.

Section 6.14.   Tax Matters.  All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes and including any filing and recording fees) and related amounts (including any penalties, interest and additions to Tax) and all such reasonable costs (including accounting and legal fees) associated with filing all Tax returns related to transfer Taxes incurred by the Company or any of the Company Subsidiaries in connection with this Agreement and the other Transactions (“Transfer Taxes”) shall be paid by Parent. Parent shall be responsible for filing all Tax returns related to Transfer Taxes. All parties hereto shall use commercially reasonable efforts to avail themselves of any available exemptions from any such Transfer Taxes, and to cooperate with the other Parties hereto in providing any information and documentation that may be necessary to obtain such exemptions.

Section 6.15.   Notification of Certain Matters.

(a)                 From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event of which such party’s Board of Directors has actual knowledge and which, if not cured, would reasonably be expected to cause any condition to the obligation of such party to effect the Transactions not to be satisfied, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which such party’s Board of Directors has actual knowledge and which, if not cured, would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.15 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.  This Section 6.15(a) shall not constitute an agreement or covenant for purposes of Sections 7.2(a), 7.3(a), or 8.2.

(b)                 From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication of which such party’s Board of Directors has actual knowledge from any Governmental Entity in connection with the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, or (ii) any Proceedings commenced or, to the Company’s Knowledge or Parent’s Knowledge, threatened against the Company or any Company Subsidiary or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such Person pursuant to any of such Person’s representations and warranties contained herein, or that relate to such Person’s ability to consummate the Transactions.  This Section 6.15(b) shall not constitute an agreement or covenant for purposes of Sections 7.2(a), 7.3(a) or 8.2.

Section 6.16.  Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or any of the Transactions after the date of this Agreement, each of Parent, the board of directors of Parent, the Company and the Company Board shall use its respective commercially reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that such Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize, to the extent possible, the effects of such statute or regulation on such Transaction.

ARTICLE VII
CONDITIONS

Section 7.1.    Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by such party):

(a)                 Company Stockholder Approvals.  The Company Stockholder Approvals shall have been obtained.

(b)                AML; Governmental Approvals.  All Governmental Approvals required to consummate the Transactions, including the AML approval, shall have been obtained, all such Governmental Approvals shall remain in full force and effect, no appeal shall have been filed challenging such Governmental Approvals, and all statutory waiting periods in respect thereof shall have expired or been terminated or waived.

(c)                 Statutes.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction and remain in effect that prohibits the consummation of the Merger.

(d)                Injunctions.  There shall be no judgment, order, writ, decree or injunction of any court of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger.  There shall be no Proceeding initiated by any Governmental Entity with competent jurisdiction over the Company, Parent, Merger Sub or the Transactions that is reasonably likely to preclude, restrain, enjoin or prohibit consummation of the Merger.

(e)                 Significant Stockholder Stockholder Approval.  Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation incorporated under the Laws of China and the parent company of Significant Stockholder (“Significant Stockholder Parent”), shall have obtained the approval of the Transactions by the stockholders of Significant Stockholder Parent (the “Requisite Significant Stockholder Stockholder Approval”) at a duly convened general meeting of stockholders of Significant Stockholder Parent (the “Significant Stockholder Parent Stockholders’ Meeting”).

Section 7.2.  Additional Conditions to Obligation of Parent and Merger Sub to Effect the Merger in Certain Cases.  The obligation of each of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by Parent and Merger Sub):

(a)                 Performance of Obligations of the Company.  The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement which are required to be performed or complied with by the Company at or prior to the Closing pursuant to the terms of this Agreement.

(b)                Representations and Warranties.  (1) The representations and warranties of the Company set forth in the first sentence of Section 4.6 and in Sections 4.3(a) and 4.19 shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct in all respects as of such other date or time), (2) the representations and warranties of the Company set forth in the second and third sentences of Section 4.2(a) shall be true and correct in all respects as of the date of this Agreement, except for such inaccuracies that are de minimis; it being understood that, for purposes of this clause (2), “de minimis” shall mean that the actual number of any of outstanding Shares, outstanding Preferred Shares, Shares held in the Company’s treasury, Shares subject to outstanding Company Options, unvested shares of Restricted Stock or unvested shares subject to RSUs does not differ from the corresponding number as represented and warranted by the Company in the second and third sentences of Section 4.2(a) by more than 0.5%, and (3) the other representations and warranties of the Company set forth in Article IV shall be true and correct on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct as of such other date or time), except where the failure of such representations and warranties to be so true and correct has not constituted and would not constitute, individually or in the aggregate, a Company Material Adverse Effect (disregarding any qualifications with respect to materiality or “Company Material Adverse Effect” contained therein, other than (x) provisions to the extent that they merely require the listing of material items on the Company Disclosure Schedule or delivering (or making available) to Parent copies of material items and (y) any such qualifications contained in Section 4.6 (second sentence)).

(c)                Closing Certificate.  Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3.  Additional Conditions to Obligation of the Company to Effect the Merger in Certain Cases.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by the Company):

(a)                 Performance of Obligations of Parent.  Parent and Merger Sub each shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement which are required to be performed or complied with by Parent and Merger Sub, respectively, at or prior to the Closing pursuant to the terms of this Agreement; provided, however, that Parent shall have performed in all respects the covenant set forth in the second sentence of Section 3.2(a).

(b)                Representations and Warranties.  (1) The representations and warranties of Parent and Merger Sub set forth in Sections 5.2 and 5.11 shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct in all material respects as of such other date or time) and (2) the other representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct as of such other date or time), except where the failure of such representations and warranties to be so true and correct has not constituted and would not constitute, individually or in the aggregate, a Parent Material Adverse Effect (disregarding any qualifications with respect to materiality or “Parent Material Adverse Effect” contained therein).

(c)                Closing Certificate.  The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII
TERMINATION

Section 8.1.  Termination.  Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, by action taken or authorized by the general partner of Parent (in the case of a termination by Parent) or the Company Board acting upon the affirmative recommendation of the Transaction Committee (in the case of a termination by the Company), other than with respect to Section 8.1(j) whereupon this Agreement shall be terminated automatically, whether before or after the Company Stockholder Approvals have been obtained:

(a)                By the mutual written consent of the Company and Parent;

(b)               By either the Company or Parent:

(i)            if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b)(i) shall have used commercially reasonable efforts to challenge such order, decree, ruling or other action;

(ii)           if the Effective Time has not occurred by September 17, 2014, which date shall be automatically extended for sixty (60) calendar days if all conditions under Article VII, other than the conditions under Section 7.1(b) and those conditions that by their nature are to be satisfied by actions taken at the Closing, have been satisfied as of such date (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party whose failure to fulfill any obligation under this Agreement or other intentional breach shall have materially contributed to the failure of the Effective Time to occur on or before such date;

(iii)         if any statute, rule or regulation is adopted or issued which has the effect of permanently prohibiting the Merger; or

(iv)         if upon a vote thereon taken at the Stockholders’ Meeting (including any adjournment(s) or postponement(s) thereof) the Company Stockholder Approvals shall not have been obtained;

(c)                By Parent, so long as it is not then in material breach of its obligations under this Agreement, if (i) any of the representations or warranties of the Company herein is or becomes untrue or inaccurate such that the condition set forth in Section 7.2(b) becomes incapable of being satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 7.2(a) becomes incapable of being satisfied; provided that, in the case of clauses (i) or (ii) above, as applicable, (x) such breach cannot be cured by the Company by the day prior to the End Date or (y) if capable of being cured, shall not have commenced to have been cured (1) within thirty (30) calendar days following receipt of written notice from Parent of such breach or (2) any shorter period of time that remains between the date Parent provides written notice of such breach and the day prior to End Date;

(d)                By the Company, so long as it is not then in material breach of its obligations under this Agreement, if (i) any of the representations or warranties of either of Parent or Merger Sub herein is or becomes untrue or inaccurate such that the condition set forth in Section 7.3(b) becomes incapable of being satisfied, or (ii) there has been a breach on the part of either of Parent or Merger Sub of any of its covenants or agreements herein such that the condition set forth in Section 7.3(a) becomes incapable of being satisfied; provided that, in the case of clauses (i) or (ii) above, as applicable, (x) such breach cannot be cured by Parent or Merger Sub by the day prior to the End Date or (y) if capable of being cured, shall not have commenced to have been cured (1) within thirty (30) calendar days following receipt of written notice from the Company of such breach or (2) any shorter period of time that remains between the date the Company provides written notice of such breach and the day prior to the End Date;

(e)                By the Company, prior to obtaining the Company Stockholder Approvals, to enter into a Superior Proposal Agreement in accordance with Section 6.2(d); provided that the applicable provisions of Section 6.2 have been complied with by the Company in all material respects and concurrently with, or immediately after, such termination, the Company enters into the Superior Proposal Agreement and pays to Parent the Company Termination Fee in accordance with Section 8.3(a) and pursuant to the wire instructions provided by Parent (provided, that if Parent does not provide such wire instructions within twenty-four (24) hours of a request for such wire instructions from the Company, the Company shall not be required to so pay the Company Termination Fee until Parent shall have provided such wire instructions);

(f)                 By Parent, if the Transaction Committee and the Company Board (acting upon the recommendation of the Transaction Committee) has effected a Change in Recommendation (it being understood and agreed that any “stop-look-and-listen” communication to the Company’s stockholders in compliance with the exemption contained in Rule 14d-9(f) under the Exchange Act shall not be deemed to constitute a Change in Recommendation); provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 8.1(f) is only exercisable within thirty (30) calendar days immediately following such Change in Recommendation;

(g)                By Parent, if there shall have been an intentional and material breach on the part of the Company or any Company Subsidiary of Section 2.6 or Section 6.2 prior to obtaining the Company Stockholder Approvals; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 8.1(g) is only exercisable within thirty (30) calendar days immediately following Parent or Merger Sub having actual knowledge of all the material facts relating to such breach;

(h)                By the Company, if (i) the Solicitation Period End Time shall have occurred and the conditions in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement, (ii) the Company has irrevocably confirmed by written notice to Parent after the Solicitation Period End Time that all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.3 and it stands ready, willing and able to consummate the Closing and (iii) the Merger shall not have been consummated within three (3) Business Days following the date on which the Closing was required to have occurred pursuant to Section 2.2;

(i)                  By the Company, if, by the tenth (10th) Business Day after the date of this Agreement, Significant Stockholder shall not have delivered to the Company a copy of the Voting Agreement in the form attached hereto as Exhibit E (the “Voting Agreement”), duly executed and delivered by Shanghai Fosun High Technology (Group) Co. Ltd.;

(j)                  Automatically, without any action by either party, upon the failure to obtain the Requisite Significant Stockholder Stockholder Approval at a duly convened stockholders’ meeting of Significant Stockholder Parent to vote thereon;

(k)                 By the Company, if, after the Company shall have provided all information reasonably requested by Parent in connection with the preparation of the requisite filing for the Transactions pursuant to the AML required under Section 6.5 of this Agreement with MOFCOM (the “MOFCOM Filing” ), Significant Stockholder and Sponsor have not submitted to MOFCOM the MOFCOM Filing as soon as reasonably practicable thereafter (provided that the Company shall have provided such assistance in connection with such MOFCOM Filing as Parent shall reasonably request);
(l)                  By the Company, so long as it is not then in material breach of its obligations under this Agreement, if there has been a breach on the part of Significant Stockholder or Sponsor of any of their respective covenants or agreements set forth in Sections 9(b)(i), 9(b)(ii), 9(c)(ii) and 9(c)(iii) of the Support Agreement (as executed on the date of this Agreement, without any amendments thereto); provided that if such breach is capable of being cured, such breach shall not have been cured within (i) thirty (30) calendar days following receipt of written notice from the Company of such breach or (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the day prior to End Date;

(m)               By the Company, if, by the five (5)-month anniversary of the date of this Agreement, Significant Stockholder shall not have delivered to the Company a copy of the report to be prepared by Ernst & Young or any other accounting firm to be retained by Significant Stockholder (subject to approval of the Company, such approval not to be unreasonably withheld or delayed) on the reconciliation between the consolidated financial statements of the Company prepared in accordance with GAAP and generally accepted accounting principles in China (or such other report as may be required under the rules of any stock exchange on which any shares of Significant Stockholder Parent may be listed) for inclusion in the notice (or any accompanying materials) for the Significant Stockholder Parent Stockholders’ Meeting (provided that the Company shall have promptly provided all information reasonably requested by Significant Stockholder in connection with the preparation of such report and so long as the Company is not then in material breach of its obligations under this Agreement); and

(n)                By the Company, if, by the six (6)-month anniversary of the date of this Agreement, the Requisite Significant Stockholder Stockholder Approval shall not have been obtained.

For the avoidance of doubt, in no event shall the failure by Significant Stockholder to obtain the Requisite Significant Stockholder Stockholder Approval be deemed as a default or breach of any provision under this Agreement by Parent or Significant Stockholder.

Section 8.2.  Effect of Termination.  The party desiring to terminate this Agreement pursuant to Section 8.1 shall deliver written notice (pursuant to Section 9.4) of such termination to the other party or parties specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement (other than this Section 8.2, Section 8.3 (if applicable) and the applicable Sections of Articles I and IX (and any other definitions of terms contained in any such Sections or Articles under this Agreement), which shall survive any termination of this Agreement) shall immediately become null and void, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company under this Agreement; provided, however, that, in the case of any termination pursuant to Section 8.1 (including a termination pursuant to Section 8.1(j)), none of the parties shall be relieved from liability for any willful material breach of any of its covenants contained in this Agreement.  For the avoidance of doubt, the Confidentiality Agreement shall survive any termination of this Agreement in accordance with the terms set forth therein.

Section 8.3.  Termination Fees.

(a)                 If (i) the Company terminates this Agreement pursuant to Section 8.1(e) or Parent terminates this Agreement pursuant to Section 8.1(f), (ii) if Parent terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(g), and, in the case of this clause (ii), (x) after the date of this Agreement and prior to the date of such termination, a bona fide Alternative Proposal shall have been publicly made or publicly disclosed and (y) such Alternative Proposal is pending at the time of such termination, or (iii) subject to Section 8.3(b)(iii), the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iv) and, in the case of this clause (iii), (1) after the date of this Agreement and prior to the date of such termination, a bona fide Alternative Proposal shall have been publicly made or publicly disclosed, and (2) within fifteen (15) months after the date of such termination, the Company enters into a definitive agreement with respect to, recommends to its Stockholders, or the Company consummates, any Alternative Proposal (provided, that for purposes of clauses (ii) and (iii) above, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Alternative Proposal shall be fifty percent (50%) rather than twenty percent (20%)):

(x)           if such termination under clause (i) above results from or is in connection with the Company’s approval of (or recommendation to stockholders, or entry into a Superior Proposal Agreement, with respect to) a Superior Proposal that was first received by the Company at or prior to the Solicitation Period End Time or, with respect to an Excluded Person, the Cut-Off-Date (and not subsequently rescinded or withdrawn), the Company shall pay to Parent the amount of $3,690,000 in cash; and

(y)          if the foregoing clause (x) does not apply, the Company shall pay to Parent the amount of $11,992,500 in cash (the amount set forth in clause (x) or (y), as applicable, the “Company Termination Fee”).

(b)                 The Company shall pay the Company Termination Fee to Parent, by wire transfer of same day funds, (i) at or prior to the time of termination, in the case of such termination by the Company (other than pursuant to clause (a)(iii)), (ii) as promptly as practicable (and in any event within two (2) Business Days of receipt of Parent’s termination notice pursuant to Section 8.2), in the case of such termination by Parent or (iii) (x) in an aggregate amount equal to twenty-five percent (25%) of the Company Termination Fee concurrently with the execution of the definitive agreement with respect to, or recommendation of, the Alternative Proposal described in clause (a)(iii)(2) and (y) in an aggregate amount equal to seventy-five percent (75%) of the Company Termination Fee concurrently with the consummation of the Alternative Proposal described in clause (a)(iii)(2), in each case subject to receipt of wire instructions from Parent.

(c)                If (i) the Company terminates this Agreement pursuant to Section 8.1(h), Section 8.1(i), or Section 8.1(l), Parent shall pay to the Company the amount of $29,520,000 in cash (such amount, the “Parent Termination Fee”).  Parent shall pay the Parent Termination Fee to the Company, by wire transfer of same day funds, as promptly as practicable (and in any event within two (2) Business Days of receipt of the Company’s termination notice pursuant to Section 8.2).

(d)                In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement (or Sponsor or Significant Stockholder shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of the applicable Guarantee), and, in order to obtain the payment, the Company or Parent, as the case may be, commences a Proceeding which results in a judgment or arbitral award against Parent (or against Sponsor or Significant Stockholder) or the Company, as the case may be, for such payment, Parent or the Company, as the case may be, shall reimburse the other party for all reasonable out-of-pocket costs and expenses actually incurred by such other party (including reasonable fees and expenses of counsel) in connection with such Proceeding and the enforcement of this Section 8.3.

(e)                The Company acknowledges and agrees that the agreements contained in Sections 8.3(a) and 8.3(b) are integral parts of the Transactions, and that without these agreements, Parent and Merger Sub would not have entered into this Agreement and that the Company’s obligations under Sections 8.3(a) and 8.3(b) are not subject to, or conditioned upon, any approval or adoption of this Agreement by the stockholders of the Company.  Parent and Merger Sub acknowledge and agree that the agreements contained in Section 8.3(c) are integral parts of the Transactions, and that without these agreements, the Company would not have entered into this Agreement and that the obligations of Parent and Merger Sub are not subject to, or conditioned upon, any approval or adoption of this Agreement by the stockholders of Parent or Merger Sub or the Requisite Significant Stockholder Stockholder Approval.  Except to the extent required by applicable Law, neither the Company nor Parent shall withhold any withholding taxes from any payment made pursuant to this Section 8.3.  Notwithstanding any provision of this Agreement to the contrary, but subject to the rights of the parties under Sections 9.12(c) and 9.13, (i) (x) payment of the Company Termination Fee, if such payment is payable and actually paid, shall be the sole and exclusive remedy of Parent and Merger Sub against the Company, any of the Company Subsidiaries or any of the Company’s and the Company Subsidiaries’ respective former, current or future Representatives, stockholders or Affiliates, and (y) none of the Company, any of the Company Subsidiaries or any of the Company’s and the Company Subsidiaries’ respective former, current or future Representatives, stockholders or Affiliates shall have any liability or obligation, in any such case (clause (x) or (y)) relating to, arising out of or with respect to this Agreement or any of the Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise) and (ii) (x) payment of the Parent Termination Fee, if such payment is payable and actually paid, shall be the sole and exclusive remedy of the Company against Parent, any of its Subsidiaries or any of their respective former, current or future Representatives, stockholders or Affiliates, and (y) none of Parent, any of its Subsidiaries or any of their respective former, current or future Representatives, stockholders or Affiliates shall have any liability or obligation, in any such case (clause (x) or (y)) relating to, arising out of or with respect to this Agreement or any of the Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise).  Without limitation of the foregoing, (A) none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, the Company, any of the Company Subsidiaries or any other Person referred to in clause (i) above, in contravention of the preceding sentence and (B) none of the Company, any Company Subsidiary or any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, Parent, any Subsidiary of Parent or any other Person referred to in clause (ii) above, in contravention of the preceding sentence.  Under no circumstances shall the Company Termination Fee or the Parent Termination Fee be payable more than once.  In no event shall the Company’s aggregate liability for its liabilities under this Agreement exceed $29,520,000.

ARTICLE IX
MISCELLANEOUS

Section 9.1.  Amendment and Modification.  Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto by action taken or authorized by their respective Boards of Directors (in the case of the Company, acting upon the affirmative recommendation of the Transaction Committee)  at any time prior to the Effective Time; provided, however, that after the adoption of this Agreement by the stockholders of the Company, no amendment, modification or supplement shall be made that changes the consideration payable in the Merger, adversely affects the rights of the Company’s stockholders under this Agreement or otherwise requires the approval of such stockholders under applicable Law, in any such case without the prior approval of such stockholders; and provided, further, that after the Effective Time no covenant or agreement of the parties hereto that contemplates performance after the Effective Time may be amended, modified, waived or supplemented.

Section 9.2.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of any party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise of any such rights preclude any other or further exercise thereof.

Section 9.3.  Nonsurvival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.3 shall not limit any covenant or agreement of the parties hereto that contemplates performance after the Effective Time.

Section 9.4.  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail and receipt is confirmed, at the facsimile telephone number or email address specified in this Section 9.4, prior to 5:00 p.m., New York City time, on a Business Day, (ii) the first Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.4 (x) at or after 5:00 p.m., local time of the receiving party, on a Business Day or (y) on a day that is not a Business Day, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required or permitted to be given.  The address for such notices and communications (unless changed by the applicable party by like notice) shall be as follows:

(a)	if to the Company, to:

Chindex International, Inc.
4340 East West Highway
Bethesda, MD 20814
Attention: Chief Executive Officer and Corporate Secretary
Facsimile No.: 310-215-7777

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY  10004-1482
Attention: Gary J. Simon
Telephone No.: (212) 837-6000
Facsimile No.: (212) 422-4726
Email address: simon@hugheshubbard.com

(b)	if to Parent or Merger Sub, to it at:

Healthy Harmony Holdings, L.P.
c/o TPG Capital, L.P.
345 California Street, Suite 3300
San Francisco, CA 94104
Attention: Ronald Cami, Esq.
Telephone No.: (415) 743-1532
Facsimile No.: (415) 743-1501
Email address: rcami@tpg.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
Twin Towers - West (23Fl), Jianguomenwai Da Jie
Chaoyang District
Beijing 100022, China
Attention: Ling Huang
Telephone No.: (86) 10 5920-1000
Facsimile No: (852) 2160-1087
Email address: lhuang@cgsh.com

and

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Victor Lewkow
Telephone No.: (212) 225-2000
Facsimile No: (212) 225-3999
Email address: vlewkow@cgsh.com

Section 9.5.  Counterparts.  This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party has received counterparts signed by each of the other parties, it being understood and agreed that delivery of a signed counterpart of this Agreement by facsimile transmission or by email shall constitute valid and sufficient delivery thereof.

Section 9.6.  Entire Agreement; Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein), the Guarantees, the Equity Commitment Letters, the Support Agreement and the Confidentiality Agreement: (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (ii) are not intended to confer upon any Person other than the parties hereto any rights or remedies whatsoever, except if the Effective Time occurs, with respect to Article III and Section 6.7 (which shall inure to, and may be enforced by, the Persons benefiting therefrom as intended third party beneficiaries thereof).  In any successful Proceeding to enforce any provision of this Agreement referred to in clause (x) of the preceding sentence, and without limiting any other remedies, each third party beneficiary commencing or participating in such Proceeding shall be entitled to recover from Parent all costs and reasonable attorneys’ fees incurred by it in connection therewith.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such determination that any term, provision, covenant or restriction is invalid, illegal, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.8.  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware that apply to agreements made and performed entirely within the State of Delaware, without regard to the conflicts of laws provisions thereof or of any other jurisdiction.

Section 9.9.  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties hereto.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Any purported assignment in violation of the provisions of this Agreement shall be null and void ab initio.

Section 9.10.  Schedules.

(a)                 Notwithstanding any provision of this Agreement to the contrary, a disclosure set forth under one Section of a Disclosure Schedule shall be deemed to be disclosed in any other Section or Sections of such Disclosure Schedule to the extent that it is reasonably apparent from a reading of such disclosure that it is relevant or applicable to such other Section(s).  Cross-references have been added for convenience and do not waive or diminish the Company’s rights. It is understood and agreed that (i) nothing in any Disclosure Schedule is intended to broaden the scope of any representation or warranty of any party contained in this Agreement and (ii) the fact that any information is disclosed in a Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.  Without limiting the foregoing, the information set forth in a Disclosure Schedule, and the dollar thresholds set forth in this Agreement, shall not be used as a basis for interpreting the terms “material” or “Company Material Adverse Effect” or other similar terms in this Agreement.

(b)                 The inclusion of, or the reference to, any item within any particular Section of a Disclosure Schedule does not constitute an admission by Parent, Merger Sub or the Company that such item meets any or all of the criteria set forth in the Agreement for inclusion in such Section.  The disclosure of any matter in any Section of a Disclosure Schedule shall expressly not be deemed to constitute a waiver by Parent, Merger Sub or the Company of any attorney-client privilege, any protection afforded by the work-product doctrine or any similar privileges and protections.  Nothing disclosed in a Disclosure Schedule constitutes an admission of liability or obligation of Parent, Merger Sub, the Company or any Company Subsidiary or is an admission against the interest of Parent, Merger Sub, the Company or any of their respective Subsidiaries. All section headings are inserted for convenience of reference only and will not affect the meaning or interpretation of the Disclosure Schedules.

Section 9.11.  Expenses.  Except as expressly set forth in this Agreement, whether or not the Merger is consummated, all fees, costs and expenses incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions expressly contemplated by this Agreement shall be paid by the party incurring such expenses; provided, that (i) Parent shall pay all filing fees for the filings required under the AML and (ii) the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including any SEC filing fees) shall be borne equally by the Company and Parent.

Section 9.12.  Submission to Jurisdiction; Waivers.

(a)                Each of the Company, Parent and Merger Sub irrevocably agrees that any Proceeding arising out of or relating to this Agreement or any of the Transactions shall be brought and determined in the Court of Chancery of the State of Delaware or, if exclusive jurisdiction over the matter is vested in the federal courts, any court of the United States located in the State of Delaware (and each such party shall not bring any Proceeding arising out of or relating to this Agreement or any of the Transactions in any court other than the aforesaid courts), and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any such Proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts (it being understood and agreed that any Proceeding arising out of or relating to the Guarantee for Significant Stockholder and the Equity Commitment Letter for Significant Stockholder shall be referred to and finally resolved by arbitration in accordance with the provisions thereof).  Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (x) such Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper and (z) this Agreement, the Transactions or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b)                EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH PROCEEDING, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12(b).

(c)                 Each party agrees that the prevailing party shall be entitled to reimbursement of all costs and expenses, including all attorney’s fees, in connection with any Proceeding arising out of or relating to a willful breach of this Agreement or any Guarantee on the part of the other party (or, in the case of any Guarantee, Sponsor or Significant Stockholder, as applicable).

Section 9.13.  Specific Performance.

(a)                 The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereto (i) agrees that it shall not oppose the granting of any such relief; and (ii) hereby irrevocably waives any requirement for the security or posting of any bond in connection with any such relief (it is understood that clause (i) of this sentence is not intended to, and shall not, preclude any party hereto from litigating on the merits the substantive claim to which such remedy relates).  If, prior to the End Date, any party brings any action (whether before a court or an arbitral tribunal) to enforce specifically the performance of the terms and provisions of this Agreement, the Equity Commitment Letters or the Support Agreement by any other party hereto or thereto, the End Date shall automatically be extended by such time period established by the court or the arbitral tribunal, as applicable, presiding over such action (it being agreed that any such court or arbitral tribunal is hereby expressly authorized to establish such extension period as it may deem appropriate).  Without limitation of the foregoing and subject to the second sentence immediately following this sentence, the parties hereby further acknowledge and agree that prior to the earlier of the consummation of the Closing or the valid termination of this Agreement, the Company shall be entitled to seek specific performance to cause Parent and/or Merger Sub to draw down the full proceeds of each Equity Financing, only if (A) all conditions in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing have been satisfied, (B) the Company has delivered to Parent an irrevocable commitment in writing that it would be ready, willing and able to consummate the Closing if each Equity Financing is funded and (C) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2.  For the avoidance of doubt, under no circumstances will the Company be entitled to money damages from Parent, Merger Sub, any of its Subsidiaries or any of their respective former, current or future Representatives, stockholders or Affiliates in excess of the amount of the Parent Termination Fee in cash.  In addition, under no circumstances shall the Company be permitted or entitled to receive both (x) a grant of specific performance of the type contemplated by this Section 9.13 and (y) any money damages (or, if applicable, the Parent Termination Fee).  In the event that the Company Termination Fee becomes payable to Parent after Parent has received money damages due to a breach of this Agreement by the Company, Parent shall continue to be entitled to receive the Company Termination Fee (net of any money damages previously received by Parent for such breach) and Parent shall not be obligated to return any money damages previously received for such breach in the event the money damages are in excess of the Company Termination Fee.  In the event that the Parent Termination Fee becomes payable to the Company after the Company has received money damages due to a breach of this Agreement by Parent or Merger Sub, the Company shall continue to be entitled to receive the Parent Termination Fee (net of any money damages previously received by the Company for such breach) and the Company shall not be obligated to return any money damages previously received for such breach in the event the money damages are in excess of the Parent Termination Fee.  Each of the Company, Parent and Merger Sub acknowledges that (1) the agreements contained in this Section 9.13 are an integral part of the transactions contemplated by this Agreement, (2) the Parent Termination Fee is not a penalty, and constitutes liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which such Parent Termination Fee is payable and (3) without these agreements, the parties would not enter into this Agreement.

(b)                Notwithstanding any provision of this Agreement to the contrary, but subject to the Company’s right under Section 9.13(a), the Equity Commitment Letters and the Guarantees to seek specific performance, the Company agrees that payment of the Parent Termination Fee, if such payment is payable and actually paid, shall be the sole and exclusive remedy of the Company against Parent, Merger Sub, any of their respective former, current or future Representatives, stockholders or Affiliates, and none of Parent, Merger Sub or any of their respective former, current or future Representatives, stockholders or Affiliates shall have any further liability or obligation relating to, arising out of or with respect to this Agreement or any of the Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise).

(c)                 The parties hereto further agree that (x) by seeking the specific performance provided for in this Section 9.13, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including damages) in the event that this Agreement has been terminated or in the event that the specific performance provided for in this Section 9.13 is not available or otherwise is not granted, and (y) nothing set forth in this Agreement shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.13 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages, fees or expenses after such termination).

Section 9.14.  Construction of Agreement.

(a)                 The terms and provisions of this Agreement represent the results of negotiations among the parties hereto, each of which has been represented by counsel of its own choosing, and none of which has acted under duress or compulsion, whether legal, economic or otherwise.  Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and each of the parties hereto hereby waives the application in connection with the interpretation and construction of this Agreement of any Law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

(b)                All references in this Agreement to Sections, Articles and Schedules without further specification are to Sections and Articles of, and Schedules to, this Agreement.

(c)                The Table of Contents and the captions in this Agreement are for convenience only and shall not in any way affect the meaning, interpretation or construction of any provisions of this Agreement.

(d)                 Unless the context otherwise requires, “or” is not exclusive.

(e)                 Unless the context otherwise requires, “including” means “including but not limited to”.

(f)                  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such term.

(g)                Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CHINDEX INTERNATIONAL, INC.

By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

HEALTHY HARMONY HOLDINGS, L.P.

By:	Healthy Harmony GP, Inc., its general partner

	By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

HEALTHY HARMONY ACQUISITION, INC.

	By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature Page to Merger Agreement]